MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2003

CONSOLIDATED FINANCIAL STATEMENT
AT SEPTEMBER 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**166,352,378**	**100**	**183,876,711**	**100**
2	**CURRENT ASSETS**	**36,362,330**	**22**	**47,743,405**	**26**
3	CASH AND SHORT-TERM INVESTMENTS	11,536,009	7	24,450,832	13
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	19,090,583	11	18,835,780	10
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	3,079,612	2	2,973,691	2
6	INVENTORIES	600,309	0	0	0
7	OTHER CURRENT ASSETS	2,055,817	1	1,483,102	1
8	**LONG TERM**	**1,036,666**	**1**	**1,181,484**	**1**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	696,304	0	963,858	1
11	OTHER INVESTMENTS	340,362	0	217,626	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**118,658,889**	**71**	**122,075,976**	**66**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	290,154,102	174	263,456,722	143
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	173,621,974	104	148,001,976	80
17	CONSTRUCTION IN PROGRESS	2,126,761	1	6,621,230	4
18	**DEFERRED ASSETS (NET)**	**2,476,359**	**1**	**3,850,521**	**2**
19	**OTHER ASSETS**	**7,818,134**	**5**	**9,025,325**	**5**
20	**TOTAL LIABILITIES**	**109,166,178**	**100**	**129,530,050**	**100**
21	**CURRENT LIABILITIES**	**39,657,589**	**36**	**43,142,023**	**33**
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	8,249,526	8	8,713,883	7
24	STOCK MARKET LOANS	13,370,514	12	13,466,095	10
25	TAXES TO BE PAID	1,835,950	2	3,947,443	3
26	OTHER CURRENT LIABILITIES	16,201,599	15	17,014,602	13
27	**LONG-TERM LIABILITIES**	**52,917,617**	**48**	**68,195,034**	**53**
28	BANK LOANS	26,902,859	25	31,786,580	25
29	STOCK MARKET LOANS	26,014,758	24	36,408,454	28
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**12,537,406**	**11**	**12,995,474**	**10**
32	**OTHER LIABILITIES**	**4,053,566**	**4**	**5,197,519**	**4**
33	**CONSOLIDATED STOCK HOLDERS'EQUITY**	**57,186,200**	**100**	**54,346,661**	**100**
34	**MINORITY INTEREST**	**44,781,359**	**78**	**43,419,031**	**80**
35	**MAJORITY INTEREST**	**12,404,841**	**22**	**10,927,630**	**20**
36	**CONTRIBUTED CAPITAL**	**6,061,948**	**11**	**6,085,897**	**11**
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,224,134	2	1,251,715	2
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	4,316,123	8	4,316,366	8
39	PREMIUM ON SALES OF SHARES	521,691	1	517,816	1
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**6,342,893**	**11**	**4,841,733**	**9**
42	RETAINED EARNINGS AND CAPITAL RESERVE	12,459,220	22	16,718,200	31
43	REPURCHASE FUND OF SHARES	1,734,917	3	1,684,579	3
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS'EQUITY	-12,331,658	-22	-15,511,328	-29
45	NET INCOME FOR THE YEAR	4,480,414	8	1,950,282	4

dlw 11/10

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**11,536,009**	**100**	**24,450,832**	**100**
46	CASH	1,176,311	10	1,386,648	6
47	SHORT-TERM INVESTMENTS	10,359,698	90	23,064,184	94
18	**DEFERRED ASSETS (NET)**	**2,476,359**	**100**	**3,850,521**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	587,698	24	628,576	16
49	GOODWILL	1,888,661	76	3,221,945	84
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIBILITIES**	**39,657,589**	**100**	**43,142,023**	**100**
52	FOREING CURRENCY LIABILITIES	15,699,172	40	8,709,353	20
53	MEXICAN PESOS LIABILITIES	23,958,417	60	34,432,670	80
24	**STOCK MARKET LOANS**	**13,370,514**	**100**	**13,466,095**	**100**
54	COMERCIAL PAPER	4,519,482	34	13,466,095	10
55	CURRENT MATURITIES OF MÉDIUM TERM NOTES	0	0	0	90
56	CURRENT MATURITIES OF BONDS	8,851,032	66	0	0
26	**OTHER CURRENT LIABILITIES**	**16,201,599**	**100**	**17,014,602**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	429,432	3	1,725,944	83
58	OTHER CURRENT LIABILITIES WITHOUT COST	15,772,167	97	15,288,658	17
27	**LONG-TERM LIABILITIES**	**52,917,617**	**100**	**68,195,034**	**100**
59	FOREING CURRENCY LIABILITIES	43,268,659	82	56,668,123	85
60	MEXICAN PESOS LIABILITIES	9,648,958	18	11,526,911	15
29	**STOCK MARKET LOANS**	**26,014,758**	**100**	**36,408,454**	**100**
61	BONDS	23,840,800	92	34,194,567	94
62	MÉDIUM TERM NOTES	2,173,958	8	2,213,887	6
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**12,537,406**	**100**	**12,995,474**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	12,537,406	100	10,664,160	82
67	OTHERS	0	0	2,331,314	18
32	**OTHER LIABILITIES**	**4,053,566**	**100**	**5,197,519**	**100**
68	RESERVES	4,053,566	100	5,197,519	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**-12,331,658**	**100**	**-15,511,328**	**100**
70	ACCUMULATED INCOME DUE TO MENETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	-12,331,658	-100	-15,511,328	-100

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	-3,295,259	4,601,382
73	PENSIONS FUND AND SENIORITY PREMIUS	4,053,566	5,197,519
74	EXECUTIVES (*)	134	139
75	EMPLOYERS (*)	11,356	12,004
76	WORKERS (*)	51,234	52,228
77	CIRCULATION SHARES (*)	3,638,097,300	3,720,066,900
78	REPURCHASED SHARES (*)	296,979,743	215,010,143

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF		QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
R	CONCEPTS	Amount	%	Amount	%
1	**NET SALES**	**85,266,822**	**100**	**85,481,785**	**100**
2	COST OF SALES	43,916,957	52	43,724,954	51
3	**GROSS INCOME**	**41,349,865**	**48**	**41,756,831**	**49**
4	OPERATING	12,634,655	15	12,060,013	14
5	**OPERATING INCOME**	**28,715,210**	**34**	**29,696,818**	**35**
6	TOTAL FINANCING COST	3,001,856	4	6,553,634	8
7	**INCOME AFTER FINANCING COST**	**25,713,354**	**30**	**23,143,184**	**27**
8	OTHER FINANCIAL OPERATIONS	630,082	1	3,282,847	4
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**25,083,272**	**29**	**19,860,337**	**23**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	9,411,510	11	7,802,069	9
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**15,671,762**	**18**	**12,058,268**	**14**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	-134,961	0	-151,711	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**15,536,801**	**18**	**11,906,557**	**14**
14	INCOME OF DISCONTINUOS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**15,536,801**	**18**	**11,906,557**	**14**
16	EXTRAORDINARY ITEMS EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	14
18	**NET CONSOLIDATED INCOME**	**15,536,801**	**18**	**11,906,557**	**12**
19	NET INCOME OF MINORITY INTEREST	11,056,387	13	9,956,275	12
20	**NET INCOME OF MAJORITY INTEREST**	**4,480,414**	**5**	**1,950,282**	**2**

STOCK EXCHANGE CODE: **TELECOM** QUARTER: 3 YEAR: 2003

CARSO GLOBAL TELECOM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

BREAKDOWN OF MAIN CONCEPS

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**85,266,822**	**100**	**85,481,785**	**100**
21	DOMESTIC	83,912,996	98	83,200,753	97
22	FOREIGN	1,353,826	2	2,281,032	3
23	TRANSLATED INTO DOLLARS (***)	127,402	0	226,105	0
6	**TOTAL FINANCING COST**	**3,001,856**	**100**	**6,553,634**	**100**
24	INTEREST PAID	5,037,459	168	6,015,468	92
25	EXCHANGE LOSSES	3,696,460	123	4,792,682	73
26	INTEREST EARNED	3,125,435	104	907,751	14
27	EXCHANGE PROFITS	1,182,259	39	673,784	10
28	GAIN DUE TO MONETARY POSITION	-1,424,369	-47	-2,672,981	-41
8	**OTHER FINANCIAL OPERATIONS**	**630,082**	**100**	**3,282,847**	**100**
29	OTHER NET EXPENSES (INCOME) NET	-940,992	-149	3,278,392	0
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	1,571,074	249	4,455	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**9,411,510**	**100**	**7,802,069**	**100**
32	INCOME TAX	7,611,198	81	8,411,574	108
33	DEFERED INCOME TAX	25,481	0	-2,915,901	-37
34	WORKERS' PROFIT SHARING	1,774,831	19	2,306,396	30
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	85,266,820	85,481,787
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	115,240,527	116,025,940
39	OPERATION INCOME (**)	39,737,825	37,902,001
40	NET INCOME OF MAYORITY INTEREST(**)	5,509,112	4,780,795
41	NET CONSOLIDATED INCOME (**)	20,229,143	18,307,780

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

STOCK EXCHANGE CODE: TELECOM QUARTER: 3 YEAR: 2003

CARSO GLOBAL TELECOM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

FROM JULY THE 1st TO SEPTEMBER 30 OF 2003 AND 2002

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**NET SALES**	**28,993,792**	**100**	**29,762,813**	**100**
2	COST OF SALES	14,879,059	51	15,549,483	52
3	**GROSS INCOME**	**14,114,733**	**49**	**14,213,330**	**48**
4	OPERATING	4,301,399	15	4,308,849	14
5	**OPERATING INCOME**	**9,813,334**	**34**	**9,904,481**	**33**
6	TOTAL FINANCING COST	1,985,376	7	1,775,956	6
7	**INCOME AFTER FINANCING COST**	**7,827,958**	**27**	**8,128,525**	**27**
8	OTHER FINANCIAL OPERATIONS	234,989	1	721,919	2
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT**	**7,592,969**	**26**	**7,406,606**	**25**
10	RESERVE FOR TAXES AND WORKERS' PROFIT	2,529,538	9	3,312,568	11
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT**	**5,063,431**	**17**	**4,094,038**	**14**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-	-37,541	0	-26,460	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**5,025,890**	**17**	**4,067,578**	**14**
14	INCOME OF DISCONTINUOS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE**	**5,025,890**	**17**	**4,067,578**	**14**
16	EXTRAORDINARY ITEMS EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**5,025,890**	**17**	**4,067,578**	**14**
* 19	NET INCOME OF MINORITY INTEREST	3,499,367	12	3,215,456	11
* 20	**NET INCOME OF MAJORITY INTEREST**	**1,526,523**	**5**	**852,122**	**3**

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2003

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**NET SALES**	**28,993,792**	**100**	**29,762,813**	**100**
21	DOMESTIC	28,393,699	98	29,033,215	98
22	FOREIGN	600,093	2	729,598	2
23	TRANSLATED INTO DOLLARS (***)	57,205	0	61,756	0
6	**TOTAL FINANCING COST**	**1,985,376**	**100**	**1,775,956**	**100**
24	INTEREST PAID	1,797,448	91	1,964,511	111
25	EXCHANGE LOSSES	1,946,683	98	1,478,145	83
26	INTEREST EARNED	1,127,336	57	271,447	15
27	EXCHANGE PROFITS	116,502	6	520,277	29
28	GAIN DUE TO MONETARY POSITION	-514,917	-26	-874,976	-49
8	**OTHER FINANCIAL OPERATIONS**	**234,989**	**100**	**721,919**	**100**
29	OTHER NET EXPENSES (INCOME) NET	-454,963	-194	705,157	98
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	689,952	294	16,762	2
10	**RESERVE FOR TAXES AND WORKERS' PROFIT**	**2,529,538**	**100**	**3,312,568**	**100**
32	INCOME TAX	2,191,162	87	3,509,838	106
33	DEFERED INCOME TAX	-249,785	-10	-1,009,308	-30
34	WORKERS' PROFIT SHARING	588,161	23	812,038	25
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**15,536,801**	**11,906,557**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	12,393,602	14,427,925
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**27,930,403**	**26,334,482**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	-6,437,828	-427,143
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**21,492,575**	**25,907,339**
6	CASH FLOW FROM EXTERNAL FINANCING	-9,435,308	2,768,338
7	CASH FLOW FROM INTERNAL FINANCING	-4,395,001	-4,238,834
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**-13,830,309**	**-1,470,496**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**-11,897,535**	**-9,385,701**
10	NET INCREASE (DECREASE) IN CASH AND SHORT -TERM INVESTMENTS	-4,235,269	15,051,142
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	15,771,278	9,399,690
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	11,536,009	24,450,832

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIERE USING CASH**	**12,393,602**	**14,427,925**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	14,968,885	15,490,253
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+(-) OTHER ITEMS	-2,575,283	-1,062,328
		0	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**-6,437,828**	**-427,143**
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	-1,467,947	-440,802
19	+(-) DECREASE (INCREASE) IN INVENTORIES	0	0
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	-516,518	1,742,005
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	-4,453,363	-1,728,346
6	**CASH FLOW FROM EXTERNAL FINANCING**	**-9,435,308**	**2,768,338**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	4,797,324	-6,411,963
24	LONG -TERM BANK AND STOCK MARKET FINANCING	-10,979,446	7,454,361
25	+ DIVIDEND RECEIVED	0	0
26	OTHER FINANCING	-3,253,186	1,725,940
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**-4,395,001**	**-4,238,834**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCKS	-23,079	-12,929
31	(-) DIVIDENS PAID	-3,579,127	-3,809,775
32	+ PREMIUM ON SALE OF SHARES	-792,795	-416,130
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**-11,897,535**	**-9,385,701**
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	-1,068	-662,090
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	-5,009,484	-4,402,216
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANET INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	-6,886,983	-4,321,395

STOCK EXCHANGE CODE: **TELECOM**

CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: **3** YEAR: **2003**

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	18.22	%	13.93	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	44.41	%	43.75	%
3	NET INCOME TO TOTAL ASSETS (**)	12.16	%	9.96	%
4	CASH DIVIDENS TO PREVIOUS YEAR NET INCOME	0.00	%	0	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	9.17	%	22.45	%
	ACTIVITY	0.69			
6	NET SALES TO NET ASSETS (**)	0.97	times	0.63	times
7	NET SALES TO FEXID ASSETS (**)	4.8	times	0.95	times
8	INVENTORIES ROTATION (**)	53	times	0.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	9.25	days	52	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)		%	15.31	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	65.62	%	70.44	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.91	times	2.38	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	54.02	%	50.47	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	44.6	%	55.86	%
15	OPERATING INCOME TO INTEREST PAID	5.7	times	4.94	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.06	times	0.9	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.92	times	1.11	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.90	times	1.11	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.33	times	0.37	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	29.09	%	56.68	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	32.76	%	30.81	%
22	CASH FLOW CHANGES IN WORKING CAPITAL TO NET SALES	-7.55	%	-0.5	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	4.27	times	4.31	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	68.22	%	-188.26	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	31.78	%	288.26	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	42.11	%	46.9	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2003

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	1.51	$	1.22
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00	$	0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00	$	0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**)	$	1.51	$	1.22
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	0.00
8	CARRYING VALUE PER SHARE	$	3.41	$	2.94
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00	$	0.00
10	DIVIDEND IN SHARES PER SHARE		0.00 shares		0.00 shares
11	MARKET PRICE TO CARRYING VALUE		4.25 times		3.57 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		9.61 times		8.25 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00 times		0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FILE NO. 82-4979

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2003

RELATIONS OF SHARES INVESTMENTS
ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 TELMEX	COMUNICACIONES	4,169,007,000	33.92	21,656,692	22,718,113
2 MULTIMEDIA CORPORATIVO, S.A. DE C.V.	ADMON. DE SOCIEDADES	600,000	100	593	589
3 GLOBAL TELECOM LLC	TENEDORA DE ACCIONES Y VALORES	1	100	1,940,978	2,109,108
4 EMPRESAS Y CONTROLES	TENEDORA DE ACCIONES Y VALORES	230,336,849	100	1,934,978	2,021,108
TOTAL INVESTMENT IN SUBSIDIARIES				**25,533,241**	**26,848,918**
ASSOCIATEDS					
1 T1MSN, CORP.	PORTAL DE INTERNET	500	50	973,799	249,772
2 TECHNOLOGY AND INTERNET, LLC	SERVICIOS DE INTERNET	500	50	20,898	16,559
3 TECNOLOGY FUND I, LLC	SERVICIOS DE COMUNICAC	459,124,621	45	459,061	337,767
4 ORGANIZACION RECUPERADORA DE CARTERA, S.A DE C.V.	TENEDORA DE CENTRO DE TELEMERC EN E.U.A	80,020,000	40	80,020	92,206
5 CENTRO HISTORICO DE LA CIUDAD DE MEXICO	SERVICIOS INMOBILIARIOS	1	0	0	0
6 OTRAS ASOCIADAS (4) (No. DE ASOC.)		0	0	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**1,533,778**	**696,304**
OTHER PERMANENT INVESTMENTS					**340,362**
TOTAL					**27,885,584**

NOTES

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institucion	Amortization Date	Rate of Interest	Denominated in Pesos		Amortization of Credits In Foreign Currency With National Entities Thousands Of $) — Time Interval						Amortization of Credits In Foreign Currency With Foreing Entities Thousands Of $) — Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
AB SVENSK EXPORT KREDIT (1)	14/12/2005	2.18	0	0							15,506	15,506	31,012	3,239	0	0
ABN AMRO BANK (1)	30/12/2006	2.61	0	0							429,630	554,513	984,143	984,143	984,143	265,722
BANAMEX AG NY (1)	24/12/2006	1.99	0	0							1,893	5,838	4,892	3,928	982	0
BANCA SERFIN AG NY (1)	24/12/2006	1.99	0	0							978	3,063	2,561	2,053	513	0
BBV ARGENTARIA (1)	22/12/2007	1.93	0	0							87,888	87,888	175,777	175,777	175,777	87,888
BANCO INTERN., SAG (1)	24/12/2006	1.99	0	0							269	830	696	559	140	0
BANCO SANTANDER NY (1)	27/11/2008	1.38	0	0							12,905	12,905	25,810	25,810	25,810	13,897
BANK OF AMERICA (1)	24/12/2006	1.99	0	0							11,884	36,649	30,713	24,662	6166	0
BANK OF AMERICA (1)	23/12/2006	1.43	0	0							81,618	81,617	133,095	76,329	0	0
BANK OF AMERICA (1)	15/12/2003	1.56	0	0							11,602	0	0	0	0	0
BARCLAYS BANK, BRUS (1)	31/12/2004	2.43	0	0							107,667	44,016	44,016	0	0	0
BARCLAYS BANK, BRUS (1)	31/12/2005	2.18	0	0							47,322	47,322	94,644	47,322	0	0
CITIBANK, NA (1)	24/12/2006	1.99	0	0							36,883	115760	96745	77545	19386	0
CREDIT LYONNAIS (1)	16/10/2003	1.56	0	0							11,452	0	0	0	0	0
DEXIA BANK (1)	31/12/2014	2.18	0	0							126,798	133323	266646	266646	266646	743861
EXPORT DEVELOP CAN (1)	22/04/2008	1.73	0	0							82,723	335,789	385,180	287,197	72,408	12,257
GOLDMAN SACHS INTERN (1)	24/12/2006	1.99	0	0							2,643	8,151	6,831	5,485	1,371	0
JAPAN BANK FOR INT (1)	10/10/2011	2.23	0	0							0	0	37,750	75501	75501	339754
JPMORGAN CHASE B (1)	20/12/2004	1.88	0	0							0	0	4,917,240	0	0	0
KREDITANSTAL FUR WIEDE (1)	15/12/2006	2.48	0	0							63,742	63,742	127,484	127484	63742	0
KREDITANSTAL FUR WIEDE (1)	30/11/2004	1.68	0	0							1,209	1,209	1209	0	0	0
NATEXIS BANQUE (2)	31/03/2022	2.00	0	0							2,457	16,355	18,813	18,813	18,813	201,759
NORDEA BANK FINLAND (1)	04/12/2007	2.43	0	0							174,133	174,133	348,266	293629	73392	8532
NORDEA BANK FINLAND (1)	09/11/2004	2.68	0	0							64,470	64,470	37,152	0	0	0
NORDIC INVESTMENT BANK (1)	06/12/2006	2.28	0	0							54,636	54,636	109,272	109,272	54,636	0
SKANDINAVISKA ENSKIL (1)	28/02/2010	2.61	0	0							34,670	42295	76965	76965	76965	123072
SKANDINAVISKA ENSKIL (1)	28/02/2004	2.18	0	0							0	21,449	0	0	0	0
SOCIETE GENERALE NY(1)	31/12/2003	1.62	0	0							10,915	0	0	0	0	0
SOCIETE GENERALE N.Y. (1)	24/12/2006	1.99	0	0							3,976	12262	10276	8252	2063	0
SOCIETE GENERALE (1)	14/05/2007	1.93	0	0							39,354	27,517	35,736	6,867	89	0
BANK TOKYO-MTSUB(1)	28/12/2008	2.53	0	0							109,273	154,293	308,587	308,588	308588	244341
ARRENDAD CITIBANK (1)	25/06/2004	2.18	0	0	60830	125433	0	0	0	0	0	0	0	0	0	0
BANAMEX (1)	26/11/2003	1.48	0	0	382,452	0										
BANAMEX S. A (1)	27/06/2005	2.18	0	0	49021	152932	159806				0	0	0	0	0	
BBV BANCOMER(1)	10/10/2006	2.18	0	0	54,028	167,528	236,661	61648								
BBV BANCOMER (1)	10/10/2006	2.08	0	0	29352	89377	122312	126002	32090		0	0	0	0	0	
BBVA BANCOMER (1)	19/11/2003	1.56		0	983448											
BBVA BANCOMER (3)	27/01/2004	5.05	800,000	0												
BANCO INTERNAC (1)	24/12/2006	1.99	0	0	6,195	19,105	16,011	12,856	3214							
BANCO SANTANDER (1)	12/11/2003	1.68	0	0	546,360	0	0	0	0							
BBVA BANCOMER (3)	22/05/2004	4.08	500000	0	0	0	0	0	0							
BANK TOKYO-MITSUB(1)	16/10/2003	1.74	0	0	109,272	0	0	0	0							
CITIBANK, MEXICO, SA (1)	26/06/2006	2.06	0	0	68830	210044	224671									
ARRENDA INBURSA83)	28/02/2004	5.20	1386	0	0	0	0	0	0							
TESORERIA DE LA FED(1)	24/12/2006	1.99	0	0	12070	37442	31350	25158	6289							
CHASE MANHATAN BANK	23/02/2007	1.05	0	0											5,575,872	
WACHOVIA	03/02/2006	1.51	0	0										1092720	0	0
DRESNER	04/02/2008	1.61	0	0											0	2182441
DRESNER	04/02/2008	1.61	0	0												1,092,723
BANCO INVEX	27/04/2004	1.06	100000	25000												0
TOTAL BANKS			1,401,386	25,000	2,301,858	802,255	856,255	450,535	41,593	0	1,628,496	2,115,531	8,311,511	4,098,786	7,803,003	5,316,247
STOCK EXCHANGE																
PRIVATE PLACEMENTS																
UNSECURED DEBT																
CERT. BURSATIL TMX 02-2 (4)	10/02/2005	6.00	0	850,000	0	0	0	0	0	0	0	0	0	0	0	0
CERT. BURSATIL TMX 02 (4)	09/02/2007	6.58	0	1,650,000	0	0	0	0	0	0	0	0	0	0	0	0
CB TMX 01, 02-3 Y 02-4 (2)	31/05/2012	11.05	0	1,700,000	0	0	0	0	0	0	0	0	0	0	0	0
C B TELMEX 01-2(4)	26/10/2007	6.68	0	3,250,000	0	0	0	0	0	0	0	0	0	0	0	0
PAPEL COMERCIAL ** (2)	05/04/2004	5.17	1777529	0	0	0	0	0	0	0	0	0	0	0	0	0
SENIOR NOTES DUE 2006 (2)	26/01/2006	8.25	0	0	0	0	0	0	0	0	0	0	0	16,390,800	0	0
CONVERT. SEC DUE 2004 (2)	15/06/2004	4.25	0	0	0	0	0	0	0	0	0	8,851,032	0	0	0	0
CERT. BURSATIL CGT	20/07/2007	7.50	0	1,173,958	0	0	0	0	0	0	0	0	0	0	0	0
PAPEL COMERCIAL CGT	17/10/2003	4.87	1,991,953	0	0	0	0	0	0	0	0	0	0	0	0	0
PAPEL COMERCIAL CGT	17/10/2003	4.87	50000	0	0	0	0	0	0	0	0	0	0	0	0	0
PAPEL COMERCIAL CGT	29/10/2003	4.62	700000	0	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADO BURSATIL CGT	23/08/2007	4.61	0	1,000,000	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			4,519,482	9,623,958	0	0	0	0	0	0	0	8,851,032	0	16,390,800	0	0
OTROS PASIVOS			16,201,599	0												
OTHER CURRENT LIABILITIES AND OTHER CREDITS			16,201,599	0												
			22,122,467	9,648,958	2,301,858	802,255	856,184	450,535	41,593	0	1,628,496	10,966,563	8,311,511	20,489,586	7,803,003	5,316,247

OTHER CURRENT LIABILITIES

AND OTHER CREDITS

A) TASAS DE INTERES
EN EL DESGLOCE DE CREDITOS SE PRESENTA CON TASA INTEGRADA COMO SIGUE:
(1) TASA LIBOR MÁS UN MARGEN
(2) TASA FIJA
(3) TASA TIIE MAS UN MARGEN
(4) TASA CETES MAS UN MARGEN
B) SE CONSIDERARON LOS VALORES SIGUIENTES:
(1) LIBOR A 6 MESES U.S.D. EQUIVALENTE A 1.12 AL 30 DE JUNIO 2003.
(2) TIIE A 28 DIAS EQUIVALENTE A 5.35 AL 30 DE JUNIO 2003.
(3) CETES A 91 DIAS EQUIVALENTE A 5.33 AL 30 DE JUNIO 2003.
(4) CETES A 182 DIAS EQUIVALENTE A 5.77 AL 25 DE JUNIO 2003.
C) * BANCO AGENTE DE CREDITO SINDICADO
D) ** LOS OFICIOS DE ESTA DEUDA SON:
DGE 582-14882 DE FECHA 18 OCTUBRE 2002, DGE 187-3987 DE FECHA 10 DE ABRIL 2003, DGE 323-4123 DE FECHA 30 DE MAYO DEL 2003, DGE 361-4161 DE FECHA 20 DE JUNIO 2003.
E) LOS CREDITOS DE PROVEEDORES SE RECLASIFICAN A CREDITOS BANCARIOS DEBIDO A QUE EN EL ESTADO DE SITUACION FINANCIERA DEL SIFIC/ICS, NO EXISTE APERTURA PARA PROVEEDORES A LARGO PLAZO.

LOS PASIVOS EN MONEDAS EXTRANJERAS, SE VALUARON AL TIPO DE CAMBIO DE CIERRE DEL TRIMESTRE, MISMOS QUE AL 30 DE JUNIO DE 2003 FUE EL SIGUIENTE:

MONEDA DE ORIGEN	MONTO (M.O.)	T.C.
DOLAR (U.S.)	4,610,325	10.4808
EURO (C.E.E.)	23,874	11.9722

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)
ANNEX 6

CONSOLITED
Final Printing

TRADE BALANCE	DOLARES (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL	**0**	**0**	**0**	**0**	**0**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL	**0**	**0**	**0**	**0**	**0**
NET BALANCE	**0**	**0**	**0**	**0**	**0**
FOREING MONETARY POSITION					
TOTAL ASSETS	**1,943,102**	**21,234,437**	**0**	**0**	**21,234,671**
LIABILITIES POSITION	**5,441,611**	**59,462,340**	**26,956**	**294,553**	**59,756,893**
CORTO PLAZO	1,504,374	0	2,430	26,548	16,465,151
LARGO PLAZO	3,937,237	0	24,526	268,005	43,291,742
NET BALANCE	**-3,498,509**	**-38,227,669**	**-26,956**	**-294,553**	**-38,522,222**

NOTES

TIPOS DE CAMBIO UTILIZADOS:

BALANZA DE DIVISAS:
PROMEDIO DE LOS T.C. MENSUALES PUBLICADOS POR EL BANCO DE MEXICO.

ACTIVOS Y PASIVOS EN MONEDA EXTRANJERAS:
SE VALUAN AL T.C. DE CIERRE DEL TRIMESTRE.

LOS TIPOS DE CAMBIO AL CIERRE DEL TRIMESTRE FUERON LOS SIGUIENTES:

MONEDA DE ORIGEN	MONTO (M.O.)	T.C.
DOLAR (U.S.)	4,610,325	10.9281
EURO (C.E.E.)	23,874	11.9722

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7 **CONSOLITED**
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	38,752,275	103,450,871	64,698,596	0.40	258,794
FEBRUARY	37,891,809	106,859,781	68,967,975	0.28	193,110
MARCH	40,247,754	106,557,646	66,309,892	0.63	417,752
APRIL	39,322,745	103,343,961	64,021,216	0.17	108,836
MAY	39,592,335	99,703,934	60,111,599	-0.32	-192,357
JUNE	39,839,629	98,574,389	58,734,760	0.08	46,988
JULY	33,037,768	91,883,400	58,845,632	0.14	82,384
AUGUST	33,594,749	93,478,986	57,884,237	0.30	173,653
SEPTEMBER	36,968,951	94,213,115	57,244,164	0.60	343,465
ACTUALIZATION:	0	0	0	0.00	10,143
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP:	0	0	0	0.00	0
OTHER	0	0	0	0.00	-18,399
TOTAL					**1,424,369**

NOTES

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLITED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NO APLICA

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2003

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLITED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
NO PROCEDE			

NOTES

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO PROCEDE					

NOTES

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: **2003**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NETS SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SERVICIO LOCAL				39,884,789			
SERVICIO LD				27,565,447			
INTERCONEXION				12,977,970			
OTROS				3,484,790			
TOTAL				83,912,996			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: **3** YEAR: **2003**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NETS SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SERVICIO DE ENLACE				1,353,826			
TOTAL				**1,353,826**			

NOTES

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A-1		4	3,638,097,300			3,638,097,300	1,224,134	
TOTAL			**3,638,097,300**			**3,638,097,300**	**1,224,134**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
3,638,097,300
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's:
GDRS's:
ADS's:
GDS's:

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	AT REPURCHASE	AT QUARTER
A-1	743	12.86000	11.51000

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2003

NON CONSOLIDATED FINANCIAL STATEMENT
AT SEPTEMBER 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**28,085,591**	**100**	**28,593,626**	**100**
2	**CURRENT ASSETS**	**323,766**	**1**	**3,002,384**	**11**
3	CASH AND SHORT-TERM INVESTMENTS	167,481	1	809,548	3
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	150,554	1	2,186,080	8
6	INVENTORIES	0	0	0	0
7	OTHER CURRENT ASSETS	5,731	0	6,756	0
8	**LONG TERM**	**24,927,297**	**89**	**21,583,779**	**75**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	24,739,814	88	21,413,032	75
11	OTHER INVESTMENTS	187,483	1	170,747	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**0**	**0**	**0**	**0**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	0	0	0	0
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**2,834,528**	**10**	**4,007,463**	**14**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**15,680,750**	**100**	**17,665,996**	**100**
21	**CURRENT LIABILITIES**	**3,538,036**	**23**	**12,355,302**	**70**
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	100,000	1	2,479,084	14
24	STOCK MARKET LOANS	2,741,953	17	8,196,400	46
25	TAXES TO BE PAID	16,955	0	19,137	0
26	OTHER CURRENT LIABILITIES	679,128	4	1,660,681	9
27	**LONG-TERM LIABILITIES**	**12,142,714**	**77**	**5,310,694**	**30**
28	BANK LOANS	9,968,756	64	3,096,805	18
29	STOCK MARKET LOANS	2,173,958	14	2,213,889	13
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**0**	**0**	**0**	**0**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS'EQUITY**	**12,404,841**	**100**	**10,927,630**	**100**
36	**CONTRIBUTED CAPITAL**	**6,061,948**	**49**	**6,085,897**	**56**
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,224,134	10	1,251,715	11
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	4,316,123	35	4,316,366	39
39	PREMIUM ON SALES OF SHARES	521,691	4	517,816	5
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**6,342,893**	**51**	**4,841,733**	**44**
42	RETAINED EARNINGS AND CAPITAL RESERVE	12,459,220	100	16,718,200	153
43	REPURCHASE FUND OF SHARES	1,734,917	14	1,684,579	15
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS'EQUITY	-12,331,658	-99	-15,511,328	-142
45	NET INCOME FOR THE YEAR	**4,480,414**	**36**	**1,950,282**	**18**

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**167,481**	**100**	**809,548**	**100**
46	CASH	60	0	4,574	1
47	SHORT-TERM INVESTMENTS	167,421	100	804,974	99
18	**DEFERRED ASSETS (NET)**	**2,834,528**	**100**	**4,007,463**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	1,371,451	48	2,352,814	59
50	DEFERRED TAXES	1,463,077	52	1,654,649	41
51	OTHERS	0	0	0	0
21	**CURRENT LIBILITIES**	**3,538,036**	**100**	**12,355,302**	**100**
52	FOREING CURRENCY LIABILITIES	452,515	13	4,053,755	33
53	MEXICAN PESOS LIABILITIES	3,085,521	87	8,301,547	67
24	**STOCK MARKET LOANS**	**2,741,953**	**100**	**8,196,400**	**100**
54	COMERCIAL PAPER	2,741,953	100	8,196,400	100
55	CURRENT MATURITIES OF MÉDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**679,128**	**100**	**1,660,681**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	429,432	63	1,557,761	94
58	OTHER CURRENT LIABILITIES WITHOUT COST	249,696	37	102,920	6
27	**LONG-TERM LIABILITIES**	**12,142,714**	**100**	**5,310,694**	**100**
59	FOREING CURRENCY LIABILITIES	9,943,756	82	2,888,725	54
60	MEXICAN PESOS LIABILITIES	2,198,958	18	2,421,969	46
29	**STOCK MARKET LOANS**	**2,173,958**	**100**	**2,213,889**	**100**
61	BONDS	0	0	0	0
62	MÉDIUM TERM NOTES	2,173,958	100	2,213,889	100
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST		0		0
64	OTHER LOANS WITHOUT COST		0		0
31	**DEFERRED LOANS**	**0**	**100**	**0**	**100**
65	NEGATIVE GOODWILL		0		0
66	DEFERRED TAXES		0		0
67	OTHERS		0		0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES		0		0
69	OTHERS LIABILITIES		0		0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**-12,331,658**	**100**	**-15,511,328**	**100**
70	ACCUMULATED INCOME DUE TO MENETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	-12,331,658	-100	-15,511,328	-100

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
0			
72	WORKING CAPITAL	-3,214,270	-9,352,918
73	PENSIONS FUND AND SENIORITY PREMIUS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	0	0
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	3,935,077,043	3,720,066,900
78	*REPURCHASED SHARES (*)*	*296,979,743*	*215,010,143*

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**167,923**	**100**	**146,611**	**100**
2	COST OF SALES	0	0	0	0
3	**GROSS INCOME**	**167,923**	**100**	**146,611**	**100**
4	OPERATING	0	0	0	0
5	**OPERATING INCOME**	**167,923**	**100**	**146,611**	**100**
6	TOTAL FINANCING COST	495,223	295	769,553	525
7	**INCOME AFTER FINANCING COST**	**-327,300**	**-195**	**-622,942**	**-425**
8	OTHER FINANCIAL OPERATIONS	892,332	531	994,063	678
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**-1,219,632**	**-726**	**-1,617,005**	**-1,103**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	-261,527	-156	-143,417	-98
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**-958,105**	**-571**	**-1,473,588**	**-1,005**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	5,438,519	3,239	3,423,870	2,335
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**4,480,414**	**2,668**	**1,950,282**	**1,330**
14	INCOME OF DISCONTINUOS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**4,480,414**	**2,668**	**1,950,282**	**1,330**
16	EXTRAORDINARY ITEMS EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**4,480,414**	**2,668**	**1,950,282**	**1,330**

STOCK EXCHANGE CODE: **TELECOM** QUARTER: 3 YEAR: 2003

CARSO GLOBAL TELECOM, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT

BREAKDOWN OF MAIN CONCEPS

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**167,923**	**100**	**146,611**	**100**
21	DOMESTIC	167,923	100	146,611	100
22	FOREIGN	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**495,223**	**100**	**769,553**	**100**
24	INTEREST PAID	704,544	142	1,159,886	151
25	EXCHANGE LOSSES	1,565,402	316	883,186	115
26	INTEREST EARNED	262,772	53	90,624	12
27	EXCHANGE PROFITS	1,178,883	238	672,425	87
28	GAIN DUE TO MONETARY POSITION	-333,068	-67	-510,470	-66
8	**OTHER FINANCIAL OPERATIONS**	**892,332**	**100**	**994,063**	**100**
29	OTHER NET EXPENSES (INCOME) NET	897,914	101	1,006,589	101
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	-5,582	-1	-12,526	-1
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**-261,527**	**100**	**-143,417**	**100**
32	INCOME TAX	23,438	9	88,157	61
33	DEFERED INCOME TAX	-284,965	-109	-231,574	-161
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	167,922	146,614
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	212,428	273,958
39	OPERATION INCOME (**)	212,428	273,958
41	NET CONSOLIDATED INCOME (**)	5,509,112	4,780,795

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2003

NON CONSOLIDATED EARNING STATEMENT
FROM JULY THE 1st TO SEPTEMBER 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**NET SALES**	**55,231**	**100**	**49,214**	**100**
2	COST OF SALES	0	0	0	0
3	**GROSS INCOME**	**55,231**	**100**	**49,214**	**100**
4	OPERATING	0	0	0	0
5	**OPERATING INCOME**	**55,231**	**100**	**49,214**	**100**
6	TOTAL FINANCING COST	244,183	442	91,188	185
7	**INCOME AFTER FINANCING COST**	**-188,952**	**-342**	**-41,974**	**-85**
8	OTHER FINANCIAL OPERATIONS	257,965	467	439,565	893
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT**	**-446,917**	**-809**	**-481,539**	**-978**
10	RESERVE FOR TAXES AND WORKERS' PROFIT	-172,123	-312	-22,090	-45
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT**	**-274,794**	**-498**	**-459,449**	**-934**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-	1,801,317	3,261	1,311,571	2,665
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**1,526,523**	**2,764**	**852,122**	**1,731**
14	INCOME OF DISCONTINUOS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE**	**1,526,523**	**2,764**	**852,122**	**1,731**
16	EXTRAORDINARY ITEMS EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**1,526,523**	**2,764**	**852,122**	**1,731**

STOCK EXCHANGE CODE: **TELECOM** QUARTER: 3 YEAR: 2003

CARSO GLOBAL TELECOM, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT

BREAKDOWN OF MAIN CONCEPS

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**NET SALES**	**55,231**	**100**	**49,214**	**100**
21	DOMESTIC	55,231	100	49,214	100
22	FOREIGN	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**244,183**	**100**	**91,188**	**100**
24	INTEREST PAID	231,175	95	370,014	406
25	*EXCHANGE LOSSES*	*487,166*	*200*	*390,817*	*429*
26	INTEREST EARNED	233,475	96	65,817	72
27	EXCHANGE PROFITS	116,432	48	430,192	472
28	GAIN DUE TO MONETARY POSITION	-149,248	-61	-173,634	-190
42	PERDIDA EN ACT. DE UDI´S	24,997	10	0	0
8	**OTHER FINANCIAL OPERATIONS**	**257,965**	**100**	**439,565**	**100**
29	OTHER NET EXPENSES (INCOME) NET	258,655	100	439,831	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	-690	0	-266	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT**	**-172,123**	**100**	**-22,090**	**100**
32	INCOME TAX	8,634	5	31,830	144
33	DEFERED INCOME TAX	-180,757	-105	-53,920	-244
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**4,480,414**	**1,950,282**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	-4,904,137	-2,539,946
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**-423,723**	**-589,664**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	480,661	-1,803,290
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**56,938**	**-2,392,954**
6	CASH FLOW FROM EXTERNAL FINANCING	484,878	4,053,389
7	CASH FLOW FROM INTERNAL FINANCING	-815,874	-429,059
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**-330,996**	**3,624,330**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**0**	**-584,722**
10	NET INCREASE (DECREASE) IN CASH AND SHORT -TERM INVESTMENTS	-274,058	646,654
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	441,539	162,894
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	167,481	809,548

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIERE USING CASH**	**-4,904,137**	**-2,539,946**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	0	0
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+(-) OTHER ITEMS	-4,904,137	-2,539,946
		0	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**480,661**	**-1,803,290**
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	216,976	0
19	+(-) DECREASE (INCREASE) IN INVENTORIES	0	0
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	0	-1,800,909
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	263,685	-2,381
6	**CASH FLOW FROM EXTERNAL FINANCING**	**484,878**	**4,053,389**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	-6,517,591	2,479,086
24	LONG -TERM BANK AND STOCK MARKET FINANCING	7,670,028	-1,665,780
25	+ DIVIDEND RECEIVED	1,888,470	741,389
26	OTHER FINANCING	-2,556,029	1,498,694
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**-815,874**	**-429,059**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCKS	-23,079	-12,929
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	-792,795	-416,130
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**0**	**-584,722**
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	-584,722
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	0	0
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANET INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: **3** YEAR: **2003**

RATIOS
NON CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	2,668.14	%	1,330.24	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	44.41	%	43.75	%
3	NET INCOME TO TOTAL ASSETS (**)	19.62	%	16.72	%
4	CASH DIVIDENS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	7.43	%	26.17	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.01	times	0.01	times
7	NET SALES TO FEXID ASSETS (**)	0.00	times	0.00	times
8	INVENTORIES ROTATION (**)	0.00	times	0.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	0	days	0	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	7.59	%	8.01	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	55.83	%	61.78	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.26	times	1.62	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	66.30	%	39.30	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	0.24	times	0.13	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.01	times	0.02	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.09	times	0.24	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.09	times	0.24	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.02	times	0.17	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	4.73	%	6.55	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	-252.33	%	-402.20	%
22	CASH FLOW CHANGES IN WORKING CAPITAL TO NET SALES	286.24	%	-1,229.98	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.08	times	2.06	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	-146.49	%	111.84	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	246.49	%	-11.84	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	0.00	%	0.00	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2003

DATA PER SHARE

NON CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.51	$ 1.22
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**)	$ 1.51	$ 1.22
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 3.15	$ 2.94
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	4.25 times	3.57 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	9.61 times	8.25 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

EMISNET

Emisora: CARSO GLOBAL TELECOM, S.A DE C.V..

Usuario: ALEJANDRO ESCOTO CANO.

Nombre del sobre: Telecom.ens

Longitud del sobre: 3490 bytes.

Fecha de recepcion: Jun 13 2001 4:30:41:490PM.

Folio de recepcion: 5387.

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Nombre del archivo	Error

circulación.

TELMEX es la empresa líder de telecomunicaciones en México con más de 12.4 millones de líneas en servicio y 1 millón 141 mil líneas equivalentes para la transmisión de datos. TELMEX ofrece servicios de telecomunicaciones por medio de una red digital de fibra óptica con más de 68 mil kilómetros. TELMEX y sus subsidiarias ofrecen un amplio rango de servicios de comunicación, transmisión de datos y vídeo, acceso a Internet, así como soluciones integrales de telecomunicaciones a sus clientes corporativos. Visite www.telmex.com

TELMEX'S SERIES "L" SHARES CONVERSION INTO SERIES "AA" BY CARSO GLOBAL TELECOM

Mexico City, June 13, 2001. Teléfonos de México, S.A. de C.V. (TELMEX) (BMV: TELMEX; NYSE: TMX; Nasdaq: TFONY; Latibex: XTMXL) and Carso Global Telecom, S.A. de C.V. (BMV: TELECOM), informed that TELECOM has converted 500 million Series "L" limited voting right shares issued by TELMEX into common Series "AA" full voting right shares. As a result of this exchange, TELECOM holds 3.0 billion Series "AA" shares of TELMEX. These shares represent approximately 22.0% of the total share capital and approximately 64.8% of the common shares of the company.

In addition, TELECOM holds approximately 46 million Series "A" shares and approximately 1,097 million Series "L" shares, and, thus, its total holdings in the company is of approximately 30.4% of TELMEX total capital stock and 65.8% of total common shares.

As a result of the conversion, the share capital of TELMEX will be represented by approximately 31.6% Series "AA" shares, 2.4% Series "A" shares and 66.0% Series "L" shares. As of May 31, 2001, total shares outstanding were approximately 13.6 billion

TELMEX is the leading telecommunications company in Mexico with more than 12.4 million telephone lines in service and 1 million 141 thousand line equivalents for data transmission. TELMEX offers telecommunications services through a 68 thousand kilometer fiber optic digital network. TELMEX and its subsidiaries offer a wide range of advanced telecommunications, data and video services, Internet access as well as integrated telecom solutions for corporate customers.

Visit www.telmex.com.

MERCADO DEL EXTERIOR :

EVENTO RELEVANTE

LUGAR Y FECHA:

MEXICO, D.F. 13/06/01

RAZON SOCIAL:

CARSO GLOBAL TELECOM, S.A. DE C.V.

CLAVE DE COTIZACION

TELECOM

ASUNTO

CONVERSIÓN DE ACCIONES SERIE "L" A ACCIONES SERIE "AA" DE TELMEX POR PARTE DE CARSO GLOBAL TELECOM

EVENTO RELEVANTE

CONVERSIÓN DE ACCIONES SERIE "L" A ACCIONES SERIE "AA" DE TELMEX POR PARTE DE CARSO GLOBAL TELECOM

México, D.F., a 13 de junio de 2001. Teléfonos de México, S.A. de C.V. (TELMEX)
(BMV: TELMEX; NYSE: TMX; Nasdaq: TFONY; Latibex: XTMXL) y Carso Global Telecom, S.A. de C.V. (BMV: TELECOM) informan que TELECOM ha convertido 500 millones de acciones de la Serie "L" de voto limitado emitidas por TELMEX en acciones comunes de pleno voto de la Serie "AA". Como consecuencia de dicho canje, TELECOM es tenedor a la fecha de 3,000 millones de acciones de la Serie "AA" emitidas por TELMEX, las que representan aproximadamente el 22.0% del total del capital social y aproximadamente el 64.8% de las acciones comunes de dicha emisora, en los términos de lo previsto por los estatutos sociales de TELMEX. En adición, TELECOM es el titular aproximadamente de 46 millones de acciones de la Serie "A" y aproximadamente 1,097 millones de acciones de la Serie "L", por lo que, su tenencia total en la emisora es de aproximadamente el 30.4% de su capital social total y el 65.8% del total de las acciones comunes.
Con dicha conversión de acciones, el capital social de TELMEX quedará representado aproximadamente por 31.6% de acciones de la Serie "AA", en 2.4% de acciones de la Serie "A" y en 66.0% de acciones de la Serie "L". Al 31 de mayo de 2001, existían aproximadamente un total de 13,615 millones de acciones en

EMISNET

FILE No. 82-4379

Emisora: CARSO GLOBAL TELECOM, S.A DE C.V..

Usuario: ALEJANDRO ESCOTO CANO.

Nombre del sobre: TELECOM.ENS

Longitud del sobre: 3810 bytes.

Fecha de recepcion: Apr 24 2002 9:41:00:530AM.

Folio de recepcion: 4518.

03 NOV 10 AM 7:21

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
eventore.bmv	1	Eventos Relevantes

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

Rafael Robles Miaja

Secretario del Consejo de Administración

y Delegado de la Asamblea de referencia.

CARSO GLOBAL TELECOM, S.A. DE C.V.

AMÉRICA TELECOM, S.A. DE C.V.

Notice to the Shareholders - Distribution of Shares due to Spin-off

In connection with the spin-off of Carso Global Telecom, S.A. de C.V. ("Telecom"), approved by the Extraordinary Shareholders Meeting held on November 30, 2001, which has produced all its legal effects, it is hereby informed to the shareholders, that according to the referred meeting, the stock certificates issued by the resulting corporation America Telecom, S.A. de C.V. ("América Telecom"), will be delivered to the shareholders with coupons No. 1 and followings attached thereto. The shareholders shall have the right to receive one Series "A-1" share of the paid-in capital stock of América Telecom for each Series "A-1" share of Telecom, against the delivery and the exchange of the stock certificates currently outstanding of the owners, issued by America Telecom. In the event of the shares deposited in the S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, the exercise of such right shall be executed in accordance with the applicable legal and administrative provisions.

The shareholders shall exercise this right starting on May 2, 2002, in business days and hours, at the domicile of the Secretary of the Board of Directors located at Torre del Bosque, Blvd. Manuel Ávila Camacho No. 24 - 7th floor, Lomas de Chapultepec, 11000 Mexico City, Federal District , telephone 5540-9225. It is hereby reminded that the Information Booklet required in article 14 Bis 1 of the Mexican Securities Law, regarding América Telecom, is available at the Mexican Stock Exchange website. www.bmv.com.mx <http://www.bmv.com.mx>

Mexico City, Federal District, April 24, 2002.

Rafael Robles Miaja

Secretary of the Board of Directors

and Delegate of the above mentioned Meeting.

MERCADO DEL EXTERIOR :

Emisnet

Problemas de conexion con la base de datos

LUGAR Y FECHA:

MEXICO, D.F. 24/04/2002

RAZON SOCIAL:

CARSO GLOBAL TELECOM, S.A. DE C.V.

CLAVE DE COTIZACION

TELECOM

ASUNTO

CARSO GLOBAL TELECOM Y AMÉRICA TELECOM, INFORMAN A LOS ACCIONISTAS LA ENTREGA ACCIONARIA POR ESCISIóN

EVENTO RELEVANTE

CARSO GLOBAL TELECOM, S.A. DE C.V.

AMÉRICA TELECOM, S.A. DE C.V.

Aviso a los Accionistas- Entrega Accionaria por Escisión

En relación con la escisión de Carso Global Telecom, S.A. de C.V. ("Telecom"), decretada por la Asamblea General Extraordinaria de Accionistas celebrada el día

30 de noviembre de 2001, la cual ha surtido plenos efectos, se informa a los accionistas que, de conformidad con lo dispuesto al respecto por la Asamblea indicada, se va a proceder a hacerles la entrega de los títulos que han sido expedidos por la sociedad escindida América Telecom, S.A. de C.V. ("América Telecom"), con cupones adheridos No. 1 y siguientes, los cuales representan las acciones integrantes de su capital social resultante de la escisión. Los accionistas tendrán derecho a recibir una acción del capital social pagado de América Telecom, de la Serie "A-1", por cada acción de la Serie "A-1" integrante del capital social de Telecom, contra la presentación y entrega en canje de los títulos en circulación de que sean propietarios expedidos por esta última. Tratándose de acciones depositadas en S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, el ejercicio de este derecho se llevará a cabo de conformidad con las disposiciones legales y administrativas aplicables.

Los accionistas podrán ejercitar este derecho a partir del día 2 de mayo de 2002, en días y horas hábiles, en el domicilio del Secretario del Consejo de Administración de la sociedad ubicado en Torre del Bosque, Blvd. Manuel Ávila Camacho No. 24 - 7° piso, Lomas de Chapultepec, 11000 México, D.F., teléfono 5540-9225.

Se recuerda que el Folleto Informativo requerido por el artículo 14 Bis 1 de la Ley del Mercado de Valores, relativo a América Telecom, lo podrán consultar en la página de la Bolsa Mexicana de Valores, S.A. de C.V. www.bmv.com.mx <http://www.bmv.com.mx>

México, Distrito Federal, a 24 de abril de 2002.

QUESTIONNAIRE ON CORPORATE GOVERNMENT OF THE ISSUER

CARSO GLOBAL TELECOM, S.A. DE C.V.

1. Board of Directors

i) Regarding Functions of the Board of Directors "See Section 1 Principle 1)

As the collegiate body, the Board of Directors is in charge of the representation of the corporation and management as the businesses contained in the corporate purpose within the limits provided in the Bylaws.

To achieve the purpose, the vision of the Board of Directors is to seek at all times for the Corporation to have a diligent management and carry out all that is necessary to accomplish the corporate purpose. In this case, to carry out the representation of the corporation, the Board of Directors grants various powers of attorney to officers and third parties which allow for more flexible operations by the corporation, and for achieving the corporate purpose.

As part of the administrative process, the Board of Directors is very much involved in its most important transactions, which are known and analyzed by the Board of Directors with sufficient advanced time so that the most appropriate resolutions may be adopted for the correct management of the corporation, counting on sufficient and the necessary information for adequately conducting the corporate business.

It is important to point out that the daily operation of the corporation's subsidiaries assigned to the executive staff, however the staff has the

support and supervision of the Board of Directors would, among other aspects, define the strategic vision of the corporation and its subsidiaries. The majority of the members of the cod are involved International the daily operation of the corporation; they are persons who are highly acknowledged in various fields of daily business activities as well in Mexico and overseas, and does have a broad and independent vision, which is not contaminated or affected by the daily operations of the corporation's subsidiaries.

Lastly, in addition to the functions established in various legal statutes, the Board of Directors have the following functions (i) to establish strategies for the corporation and its subsidiaries; (ii) to ensure that the shareholders and the market have access to the corporation's public information; (iii) to establish internal control mechanisms; (iv) to ensure that the corporation has the necessary mechanisms to prove that is complied with all applicable legal provisions; and (v) regularly evaluate the performance of the Director General and top level officers of the corporation and its subsidiaries.

ii) Structure of the Board of Directors (See section 1, Principles 10, 11 and 14).

This section relates to the structure of the Board of Directors. It requires a definition a to whether there are intermediate bodies that exist in compliance with this function. Moreove·, and indication must be given as to how many, which and what functions they comply with. In the description it is required that an explanation be given as to how the intermediate bodies request to the Board of Directors regarding their activities.

The Board of Directors has a solid structure, but flexible as well which allows for the adequate conduction of the corporate business, in accordance with the needs that arise in an industry as dynamic as that related to telecommunications in general.

This structure consists of a collegiate body of 6 standing members and their respective alternates. Any shareholder or group of shareholders that represent at least 10% of all the shares have the right to appoint one member of the board.

Members of the boar must always be Mexican citizens. The Members of the Board are elected for one year and continue to perform in office even if their terms for which they have been designated has expired until their substitutes take office.

We consider that the Board of Directors of the corporation is a plural body since the members pertain to various branches of business at the highest level, which allows for a broad range of opinions and criteria. The recommendation made by the Best Practice Committee to the effect that the Board of Directors should be formed by a number of between 5 and 15 standing directors, if they are satisfied, since the Board of Directors has 6 standing members with their respective alternates, which allows that meetings of the Board of Directors, be recommended principle in the sense that the points of view of the members of the Board should be expressed and discussed, is efficiently complied with.

On the other hand the Board of Directors has independent directors, who have been selected because for their professional experience, capacity and prestige, and none of said members falls under any of the following hypothesis (i) being a company employee or director; (ii) without being

employees or directors and being company shareholders, having decision making powers over company's orders (iii) being company advisors or partners or employees of firms that act as advisors or consultants of the company or their affiliates and that their revenue depends significantly on this contractual relation; (iv) being customers, suppliers, or lenders or borrowers of the company or partners or employees of a company that is a customer supplier, lender or borrower of significance (v) being employees of a foundation, university, civil association or society that receive significant donations from the company; (vi) being the Director General or top level officer of the company and whose Board of Directors be the Director General or a top level officer of that company that participates; and (vii) being relative of any of the persons mentioned in above subparagraphs (i) to (vi).

The Board of Directors has Equity Directors who have significant holdings in the company's capital. Due to their participation in the corporate capital they maintain a prominent monitoring of their investments, at all times seeking the benefit of the company.

Consequently, the independent and equity directors together constitute more than 50% of the Board of Directors and the independent directors represent approximately 50% of all the directors.

As to information regarding the profile and category of the members of the Board, the corporation provides said information to the market in various documents which are available to both the national and foreign public investors.

On the integration of the Board of Directors	YES	NO
1. When is the Board of Directors formed by not less than five and no more than fifteen standing directors? (Principle 2)	/X	
2.*Are there only Standing Directors? (Principle 3)		/X
Comments: THE EXCHANGE MARKET LAW REQUIRES ALTERNATE DIRECTORS		
3. When the alternate directors substitute only for one previously established standing director? (Principle 3)		/X
4. If applicable, when the standing director suggests to the Board the designation of the person who will be his alternate? (Principle 3)		/X
Comments: IT IS INTENDED TO BE IMPLEMENTED IN THE FUTURE.		
5. When the independent and equity directors, jointly constitute at leas 40% of the Board of Directors? (Principle 7)	/X	
6. Do the independent directors represent at least 20% of all the members of the Board? (Principle 7)	/X	
7. On the annual report presented by the Board of Directors, do you mention which directors are independent and which are equity? Principle 8)	/X	
8. In the annual report do you indicate the category to which the equity directors pertain? (Principle 8)	/X	
9. In the annual report of the Board of Directors do you indicate the Principle function of each director as of the date of the report? (Principle 9)	/X	
On the Structure of the Board of Directors		

* If the answer is affirmative, please answer "NOT APPLICABLE" for the following questions 3) and 4) in the comment column.

	YES	NO
10. Does the Board of Directors performs functions of Compensation and Evaluation, Auditing and Planning and Finances? (Principle 10)	/X	
Comments: FOR THIS PURPOSE, IT IS SUPPORTED BY THE AUDITING COMMITTEE.		
11. Are the intermediate bodies formed only by standing directors? (Principle 12)		
12. Is each intermediate body formed by at least three members and at the most 7 members (Principle 13)	/X	
Comments: TO DATE, ONLY THE AUDITING COMMITTEE HAS BEEN CONSTITUTED.		
13. Does each independent director, in addition to fulfilling his functions on the Board participates in at least one of the intermediate bodies? (Principle 16)	/X	
Comments: TO DATE, ONLY THE AUDITING COMMITTEE HAS BEEN CONSTITUTED		
14. Do the intermediate body that is in charge of Auditing function is presided by an independent director? (Principle 17)	/X	
Regarding operations of the Board of Directors	**YES**	**NO**
15. Does the Board meet at least four times a year? (Principle 18)	/X	
16. Does at least one of the Meetings of the Board address the issue of the definition of medium and long term strategies of the corporation? (Principle 18)	/X	
17. When a meeting of the Board be called with a resolution of at leas 25% of the directors? (Principle 19)	/X	
18. Do the directors have access to all relevant information at least 5 business days in advance of the meeting? (Principle 20)	/X	

Comments: IN THE EVENT THAT THE DIRECTORS DO NOT RECEIVE THE NECESSARY INFORMATION AT LEAST FIVE BUSINESS DAYS IN ADVANCE AND A STRATEGIC MATTER IS TO BE ADDRESSED, THE CHAIRMAN OF THE BOARD, OR THE DIRECTOR GENERAL OR THE SECRETARY OF THE BOARD, AS THE CASE MAY BE, WOULD COMMENT PREVIOUSLY WITH EACH ONE OF THE DIRECTORS OR WOULD DISTRIBUTE THE NECESSARY INFORMATION TO ALLOW SOME TO COMMENT AND MAKE A DECISION AT THE RESPECTIVE MEETING.		
19.* Is there any mechanism that insures the directors may evaluate questions on specific issues, even if they don't receive the necessary information at least five business days in advance? (Principle 20)	/X	
Comments: IN THE EVENT THAT THE DIRECTORS DO NOT RECEIVE THE NECESSARY INFORMATION AT LEAST FIVE BUSINESS DAYS IN ADVANCE AND STRATEGIC ISSUE EXISTS, THE CHAIRMAN OF THE BOARD, OR THE DIRECTOR GENERAL OR THE SECRETARY OF THE BOARD, AS THE CASE MAY BE, WOULD COMMENT UPON IT PREVIOUSLY WITH EACH ONE OF THE DIRECTORS, OR WOULD DISTRIBUTE THE NECESSARY INFORMATION TO ALLOW THE DIRECTORS TO COMMENT UPON IT AND ADOPT A RESOLUTION AT THE RESPECTIVE MEETING..		
20. Is a Director designated for the firs time, indebted, and his responsibilities on the corporation's situation explained to him? (Principle (21)	/X	
Comments: THE NEW DIRECTORS ARE WELCOMED, THEIR RESPONSIBILITIES ARE EXPLAINED TO THEM		

AND THE GENERAL SITUATION OF THE CORPORATION IS COMMENTED UPON.		
21. Do the Directors inform the Chairman and the Secretary of the Board of any conflict of interest that implies the need for them to abstain from voting, and actually abstain from taking part in the respective discussions? (Principle 22)	/X	
22. Do the Directors use the corporation's assets and services exclusively to comply with its corporate purpose? (Principle 23)	/X	
23.If applicable, are clear policies defined when in exceptional cases members of the Board may use corporation's assets for personal matters? (Principle 23)	/X	
Comments: EXISTING POLICIES CONTEMPLATE THAT CORPORATION'S ASSETS MAY NOT BE USED BY DIRECTORS FOR PERSONAL MATTERS; IF A CASE OF THIS TYPE WOULD ARRIVE, THE RESPECTIVE CONSIDERATIONS WILL BE CHARGED AT MARKET PRICE.		
24*Do the Directors devote time to their duties attending at least 70% of the meetings to which they are called? (Principle 24).	/X	
Comments: THERE IS A HIGH DEGREE OF ATTENDANCE OF MEMBERS, CONSEQUENTLY ATTENDANCE IS EXTENSIVE.		
25* Do the Directors maintain at the corporate affairs which are made known to them at the meetings they attend in absolute secrecy? (Principle 25)	X	

Comments: THE DIRECTORS ARE INFORMED OF THE CONFIDENTIAL NATURE OF ALL THE INFORMATION		

THAT IS DISCUSSED AT MEETINGS.		
26, Are standing and alternate members of the Board maintain informed regarding the matters addressed at meetings of the Board (Principle 26)	/X	
Comments: ALL ALTERNATES ARE INVITED TO ALL MEETINGS OF THE BOARD.		
27. If the Board supported by opinions, recommendations, and rights derived from an analysis of the corporation's performance (Principle 27).	/X	
Comments: MOST OF THE TOP EXECUTIVES OF THE CORPORATION'S SUBSIDIARIES ATTEND FROM TIME TO TIME, MEETINGS OF THE BOARD AND ACTIVELY PARTICIPATE AT SAID MEETINGS.		

QUESTIONNAIRE ON CORPORATE GOVERNMENT OF THE ISSUER

CARSO GLOBAL TELECOM, S.A. DE C.V.

2. Compensation and Evaluation

Regarding evaluation and compensation; auditing; finance and planning the Board has mechanisms to guarantee that decisions are adequately adopted in said areas.

The corporation has created the Auditing Committee and is in the process of creating (i) Executive Committee; (ii) Evaluation and Compensation Committee; and (iii) Finance and Planning Committee.

On the Operation complied by the Body for Evaluation and Compensation functions.		
28. Does the Intermediate body in charge of Evaluation and Compensation makes a review to determine if the conditions for hiring top level executives and probable severance payments conform to the deadline approved by the Board? (Principle 29).		/X
Comments: TO DATE THIS IS NOT APPLICABLE TO THE CORPORATION SINCE IT IS A STRICTLY CONTROLLING COMPANY THAT DOES NOT HAVE EMPLOYEES.		
29. Are the structure and policies used to determine the packages for directors and officers revealed? (Principle 30).	/X	
Comments: TO DATE, NOT APPLICABLE TO THE CORPORATION SINCE IT IS STRICTLY A CONTROLLING COMPANY THAT DOES NOT HAVE EMPLOYEES.		

QUESTIONNAIRE ON CORPORATE GOVERNMENT OF THE ISSUER

CARSO GLOBAL TELECOM, S.A. DE C.V.

3. Auditing Function

The corporation is strictly a controlling company and finance and planning functions are carried out by the subsidiaries. The corporation has a service provider which is in charge of coordinating the auditing process between the external and internal auditors and the Examiner. Among the functions of said service provider are: (i) to recommend to the Board candidates as external corporation's auditors; (ii) to recommend to the Board hiring conditions and the scope of the professional powers of the external auditors; (iii) assist the Board of Directors in supervising compliance of auditing agreements; (iv) serve as a liaison between the Board and the external auditors; and ensure the independence and objectivity of the latter; (v) to review the work program, letters containing comments and auditing reports and inform the Board of Directors of the results; (vi) to recommend to the Board the bases for preparing financial information; (vii) assist the Board by reviewing the financial information and its process for issue; (viii) to contribute in defining general diagrams for the internal control system and evaluate its effectiveness (ix) assist the Board in coordinating and evaluating annual internal auditing programs; (x) to coordinate the work of the internal and external auditors and the Examiner; and (xi) to verify that the necessary mechanisms are available in order to prove that the corporation complies with the various rules and regulations to which it is subject.

In the process for selecting the auditors, taken into account is both, the technical capacity of the auditors and their independence.

The corporation attempts to rotate the person in-charge of issuing a certification on the financial statements.

The Board of Directors relies on the internal structures of the corporation's subsidiaries, consequently internal auditing constitutes a tool for managing the corporation and its subsidiaries which allows them to evaluate the financial information that is generated, and the effectiveness of internal controls. For these purposes, the subsidiaries have an internal auditing department which informs the Board of Directors of the accounting policies for preparing the financial information of the corporation and its subsidiaries.

On Selecting Auditors.	YES	NO
30. Does the income of the external auditor as well as that of any other reviewing body received by auditing the corporation, represents a percentage not higher than 20% of total income of the firm in charge of said activities? (Principle 32).	/X	
31. Is the partner who certifies the corporation change at least every 6 years? (Principle 33)	/X	
32. Is the person who signs the certification of the audits of the corporation's annual financial statements is someone other than the one who acts as the Examiner? (Principle 34).	/X	

33. Is the information contained in the Annual Report relative to the professional profile of the corporation's Examiner divulged? (Principle 35).		/X
On Financial Information	**YES**	**NO**
34. Does the corporation have an internal auditing department? (Principle 36)	/X	
35. Does the intermediate body in charge of performing Auditing submit the accounting policies for the approval of the Board? (Principle 37).	/X	
36. Does the intermediate body i charge of Auditing verifies if the intermediate public financial information is prepared in accordance with the same principles, criteria and practices as those with which the annual report will be ground up? (Principle 39)	/X	
On Internal Controls	**YES**	**NO**
37. Is there an internal control system? (Principle 41).	/X	
38. Are the general guidelines for the internal control system submitted to the Board for approval? (Principle 41).		/X
39. Does the intermediate body that is in charge of auditing evaluates and issue an opinion regarding the effectiveness of the internal control system? (Principle 42).	/X	
40. Do the external auditors validate the effectiveness of the internal control system and issue a report on said control? (Principle 43).	/X	

Review of Compliance with Rules and Regulations	YES	NO
41. Does the intermediate body in charge of Auditing verify that there are controls which allow for determining if the corporation complies with applicable provisions and reports periodically on such matters to the Board? (Principle 44).	/X	
42. Is a review of compliance with all applicable provisions carried out at least once a year? (Principle 44).	/X	
43. Is the Board of Directors informs periodically of the legal situation of the corporation? (Principle 45).	/X	

QUESTIONNAIRE ON CORPORATE GOVERNMENT OF THE ISSUER

CARSO GLOBAL TELECOM, S.A. DE C.V.

4. Finance and Planning Function

The corporation's subsidiaries have a finance and management staff department which, has the following functions among others: (i) to evaluate and if applicable, suggest investment policies for the corporation and its subsidiaries proposed by general management, and at a latter time submit them to the approval of the Board; (ii) to evaluate, and if applicable suggest finance policies (capital or debt) for the corporation and its subsidiaries proposes by general management, for submission at a latter time to the approval of the Board; (iii) to evaluate, and if applicable suggest general guidelines for determining strategic planning for the corporation and its subsidiaries; (iv) to issue an opinion on annual budget and proposed the opinion to the Board for its approval; (v) follow-up on the applications of the budget and of the strategic plan of the corporation and its subsidiaries; and (vi) to identify the risk factors to which the corporation and its subsidiaries are subject and evaluate policies for their management.

The Director of the Administration and Finance Area is in charge of presenting to the Board and evaluation of the viability of the main investments and finance transactions of the corporation and its subsidiaries. The corporation's subsidiaries have investment and finance policies over the long term, which are defined by considering the strategic vision of the corporation's subsidiaries.

On the Operation of the intermediate Body in charge of Finance and Planning	YES	NO
44. Does the Intermediate Body that is in charge of finance and planning issue an evaluation regarding the viability of main investments and finance transactions of the corporation? (Principle 47)		/X
Comments: THIS FUNCTION IS PERFORMED BY THE BOARD OF DIRECTORS.		
45. Does the Intermediate Body that is in charge of Finance and Planning periodically evaluate the corporation's strategic position, in accordance with the stipulations of the strategic plan? (Principle 48)		/X
Comments: THIS FUNCTION IS PERFORMED BY THE BOARD OF DIRECTORS.		
46. Does the Intermediate Body that is in charge of Finance and Planning supports the Board by overseeing the congruity of investment and financing policies with the corporation's strategic vision? (Principle 49)		/X
Comments: THIS FUNCTION IS PERFORMED BY THE BOARD OF DIRECTORS.		
47. Does the Intermediate Body that is in charge of Finance and Planning supports the Board by reviewing the corporation's financial projections and ensuring their congruence with the corporation's strategic plan? (Principle 50).		/X
Comments: THIS FUNCTION IS PERFORMED BY THE BOARD OF DIRECTORS.		

Optional Question

NOT APPLICABLE

QUESTIONNAIRE ON CORPORATE GOVERNMENT OF THE ISSUER

CARSO GLOBAL TELECOM, S.A. DE C.V.

1. SHAREHOLDERS RIGHTS

On Information and Agenda of shareholders meetings	YES	NO
1. Has the Meetings Agenda omitted the item referred to "Various Matters"? (Principle 51)	/X	
2. Did the corporation avoids grouping issues related to Various Items in a single point in the Agenda? (Principle 51).	/X	
3. Is all the information on each point of the Agenda for Shareholders Meetings available fifteen days in advance? (Principle 52).	/X	
4. Have the shareholders provided a format of some kind containing detailed information and possible voting alternatives on items contained in the Agenda so that they may issue instructions to their Attorneys-in-Fact? (Principle 52).		/X
Comments: ALTHOUGH AS A GENERAL RULE SHAREHOLDERS PROVIDE PROXIES WITH GENERAL VOTING POWERS RATHER THAN SPECIFIC POWERS FOR EACH ITEM IF A SHAREHOLDER WISHES TO HAVE INFORMATION REGARDING VOTING ALTERNATIVES, THE SHAREHOLDER COULD COMMUNICATE WITH THE COMPANY IN ORDER TO BE PROVIDED WITH THE FOREGOING.		
5. As part of the information delivered to the shareholder is a proposal regarding the composition of the Board of Directors included, accompanied by information on the professional profile of the nominees? (Principle 54).		/X

	YES	NO
Comments: HAVE NOT BEEN REQUESTED		
Regarding Information and Communication between the Board and the shareholders	**YES**	**NO**
6. Does the Board include in its annual report to the meeting aspects relevant to the works of each Intermediate Body and the names of the members of said Body? Principle 55)	/X	
Comments: AT THE PRESENT TIME ONLY THE AUDITING COMMITTEE HAS BEEN CREATED.		
7. Are the reports of each Intermediate Body presented to the Board available to the shareholders together with material for the meeting? (Principle 55)	/X	
Comments: AT THE PRESENT TIME ONLY THE AUDITING COMMITTEE HAS BEEN CREATED		
8. Does the corporation has policies, mechanisms and persons responsible for informing shareholders and maintaining communication channels with the shareholders and potential investors? (Principle 56).	/X	

TRANSLATOR'S CERTIFICATE

I, MERCEDES PIZARRO SUAREZ, SWORN TRANSLATOR AND INTERPRETER, DULY AUTHORIZED BY THE FEDERAL JUDICATURE BOARD AND BY THE SUPERIOR COURT OF JUSTICE OF THE STATE OF MEXICO,

DO HEREBY CERTIFY

THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE ABOVE IS A TRUE AND CORRECT TRANSLATION OF THE DOCUMENT IN SPANISH LANGUAGE I HAD BEFORE ME.

MEXICO CITY, FEDERAL DISTRICT, ON THIS 6th. DAY OF OCTOBER, TWO THOUSAND AND THREE.

MERCEDES PIZARRO SUAREZ

Hidalgo N° 43 San Ángel, 01000 México D. F.
Tels: 5550 74 29 Tel-Fax 5550 4569
e-mail: mpizarro@avantel.net

QUESTIONNAIRE ON CORPORATE GOVERNMENT OF THE ISSUER

CARSO GLOBAL TELECOM, S.A. DE C.V.

03 NOV 10 AM 7:21

1. Board of Directors

i) Regarding Functions of the Board of Directors "See Section 1 Principle 1)

In this section comments on the functions of the Board in the corporation expressing the vision of the Board of Directors and how it fits into the administrative process. Within this general frame it is described the specific functions of the Board indicating why they are considered to be important and necessary.

As the collegiate body, the Board of Directors is in charge of the representation of the corporation and management as the businesses contained in the corporate purpose within the limits provided in the Bylaws.

To achieve the purpose, the vision of the Board of Directors is to seek at all times for the Corporation to have a diligent management and carry out all that is necessary to accomplish the corporate purpose. In this case, to carry out the representation of the corporation, the Board of Directors grants various powers of attorney to officers and third parties which allow for more flexible operations by the corporation, and for achieving the corporate purpose.

As part of the administrative process, the Board of Directors is very much involved in its most important transactions, which are known and analyzed by the Board of Directors with sufficient advanced time so that

the most appropriate resolutions may be adopted for the correct management of the corporation, counting on sufficient and the necessary information for adequately conducting the corporate business.

It is important to point out that the daily operation of the corporation's subsidiaries assigned to the executive staff, however the staff has the support and supervision of the Board of Directors would, among other aspects, define the strategic vision of the corporation and its subsidiaries. The majority of the members of the cod are involved International the daily operation of the corporation; they are persons who are highly acknowledged in various fields of daily business activities as well in Mexico and overseas, and does have a broad and independent vision, which is not contaminated or affected by the daily operations of the corporation's subsidiaries.

Lastly, in addition to the functions established in various legal statutes, the Board of Directors have the following functions (i) to establish strategies for the corporation and its subsidiaries; (ii) to ensure that the shareholders and the market have access to the corporation's public information; (iii) to establish internal control mechanisms; (iv) to ensure that the corporation has the necessary mechanisms to prove that is complied with all applicable legal provisions; and (v) regularly evaluate the performance of the Director General and top level officers of the corporation and its subsidiaries.

ii) Structure of the Board of Directors (See section 1, Principles 10, 11 and 14).

This section relates to the structure of the Board of Directors: It requires a definition a to whether there are intermediate bodies that

exist in compliance with this function. Moreover, and indication must be given as to how many, which and what functions they comply with. In the description it is required that an explanation be given as to how the intermediate bodies request to the Board of Directors regarding their activities.

The Board of Directors has a solid structure, but flexible as well which allows for the adequate conduction of the corporate business, in accordance with the needs that arise in an industry as dynamic as that related to telecommunications in general.

This structure consists of a collegiate body of 6 standing members and their respective alternates. Any shareholder or group of shareholders that represent at least 10% of all the shares have the right to appoint one member of the board.

Members of the boar must always be Mexican citizens. The Members of the Board are elected for one year and continue to perform in office even if their terms for which they have been designated has expired until their substitutes take office.

We consider that the Board of Directors of the corporation is a plural body since the members pertain to various branches of business at the highest level, which allows for a broad range of opinions and criteria. The recommendation made by the Best Practice Committee to the effect that the Board of Directors should be formed by a number of between 5 and 15 standing directors, if they are satisfied, since the Board of Directors has 6 standing members with their respective alternates, which allows that meetings of the Board of Directors, be recommended

principle in the sense that the points of view of the members of the Board should be expressed and discussed, is efficiently complied with.

On the other hand the Board of Directors has independent directors, who have been selected because for their professional experience, capacity and prestige, and none of said members falls under any of the following hypothesis (i) being a company employee or director; (ii) without being employees or directors and being company shareholders, having decision making powers over company's orders (iii) being company advisors or partners or employees of firms that act as advisors or consultants of the company or their affiliates and that their revenue depends significantly on this contractual relation; (iv) being customers, suppliers, or lenders or borrowers of the company or partners or employees of a company that is a customer supplier, lender or borrower of significance (v) being employees of a foundation, university, civil association or society that receive significant donations from the company; (vi) being the Director General or top level officer of the company and whose Board of Directors be the Director General or a top level officer of that company that participates; and (vii) being relative of any of the persons mentioned in above subparagraphs (i) to (vi).

The Board of Directors has Equity Directors who have significant holdings in the company's capital. Due to their participation in the corporate capital they maintain a prominent monitoring of their investments, at all times seeking the benefit of the company.

Consequently, the independent and equity directors together constitute more than 50% of the Board of Directors and the independent directors represent approximately 50% of all the directors.

As to information regarding the profile and category of the members of the Board, the corporation provides said information to the market in various documents which are available to both the national and foreign public investors.

On the integration of the Board of Directors	YES	NO
1. When is the Board of Directors formed by not less than five and no more than fifteen standing directors? (Principle 2)	/X	
2.*Are there only Standing Directors? (Principle 3)		/X
Comments: the exchange market law requires alternate directors		
3. When the alternate directors substitute only for one previously established standing director? (Principle 3)		/X
4. If applicable, when the standing director suggests to the Board the designation of the person who will be his alternate? (Principle 3)		/X
Comments: IT IS INTENDED TO BE IMPLEMENTED IN THE FUTURE.		
5. When the independent and equity directors, jointly constitute at leas 40% of the Board of Directors? (Principle 7)	/X	
6. Do the independent directors represent at least 20% of all the members of the Board? (Principle 7)	/X	
7. On the annual report presented by the Board of Directors, do you mention which directors are independent and which are equity? Principle 8)	/X	
8. In the annual report do you indicate the category to which the equity directors pertain? (Principle 8)	/X	

9. In the annual report of the Board of Directors do you indicate the Principle function of each director as of the date of the report? (Principle 9)	/X	
On the Structure of the Board of Directors		

* If the answer is affirmative, please answer "NOT APPLICABLE" for the following questions 3) and 4) in the comment column.

10. Does the Board of Directors perform functions of Compensation and Evaluation, Auditing and Planning and Finances? (Principle 10)	YES /X	NO
11. Are the intermediate bodies formed only by standing directors? (Principle 12)		/X
12. Is each intermediate body formed by at least three members and at the most 7 members (Principle 13)	/X	
Comments: TO DATE, ONLY THE AUDITING COMMITTEE HAS BEEN CONSTITUTED.		
13. Does each independent director, in addition to fulfilling his functions on the Board participates in at least one of the intermediate bodies? (Principle 16)	/X	
Comments: TO DATE, ONLY THE AUDITING COMMITTEE HAS BEEN CONSTITUTED		
14. Do the intermediate body that is in charge of Auditing function is presided by an independent director? (Principle 17)	/X	
Regarding operations of the Board of Directors	**YES**	**NO**

15. Does the Board meet at least four times a year? (Principle 18)	/X	
16. Does at least one of the Meetings of the Board address the issue of the definition of medium and long term	/X	

strategies of the corporation? (Principle 18)		
17. When a meeting of the Board be called with a resolution of at leas 25% of the directors? (Principle 19)	/X	
18. Do the directors have access to all relevant information at least 5 business days in advance of the meeting? (Principle 20)	/X	
Comments: In the event that the directors do not receive the necessary information at least five business days in advance and a strategic matter is to be addressed, the chairman of the board, or the director general or the secretary of the board, as the case may be, would comment previously with each one of the directors or would distribute the necessary information to allow some to comment and make a decision at the respective meeting.		
19.* Is there any mechanism that insures the directors may evaluate questions on specific issues, even if they don't receive the necessary information at least five business days in advance? (Principle 20)	/X	
Comments: In the event that the directors do not receive the necessary information at least five business days in advance and strategic issue exists, the chairman of the board, or the director general or the secretary of the board, as the case may be, would comment upon it previously with each one of the directors, or would distribute the necessary information to allow the directors to comment upon it and adopt a resolution at the respective meeting.		
20.* Is a Director designated for the firs time, indebted, and his responsibilities on the corporation's situation explained to him? (Principle (21)	/X	
Comments: The new directors are welcomed, their responsibilities are explained to them and the general		

situation of the corporation is commented upon.		
On the Directors Duties		
21. Do the Directors inform the Chairman and the Secretary of the Board of any conflict of interest that implies the need for them to abstain from voting, and actually abstain from taking part in the respective discussions? (Principle 22)	/X	
22. Do the Directors use the corporation's assets and services exclusively to comply with its corporate purpose? (Principle 23)	/X	
23.If applicable, are clear policies defined when in exceptional cases members of the Board may use corporation's assets for personal matters? (Principle 23)	/X	
Comments: Existing policies contemplate that corporation's assets may not be used by directors for personal matters; if a case of this type would arrive, the respective considerations will be charged at market price.		
24*Do the Directors devote time to their duties attending at least 70% of the meetings to which they are called? (Principle 24).	/X	
Comments: There is a high degree of attendance of members, consequently attendance is extensive.		
25* Do the Directors maintain at the corporate affairs which are made known to them at the meetings they attend in absolute secrecy? (Principle 25)	X	
Comments: *the directors are informed of the confidential nature of all the information that is discussed at meetings.*		
26, Are standing and alternate members of the Board maintain informed regarding the matters addressed at meetings of the Board (Principle 26)	/X	
Comments: All alternates are invited to all meetings of the Board.		

27. If the Board of Directors supported by opinions, recommendations, and rights is derived from an analysis of the corporation's performance (Principle 27).	/X	
On the duties of the Directors	**YES**	**NO**
Comments: Most of the top executives of the corporation's subsidiaries attend from time to time, meetings of the board and actively participate at said meetings.		

2. Compensation and Evaluation Functions

iii On Compensation and Evaluation Functions (See section ii, Principle 28)

In this section comments on the handling of Evaluation and Compensation by the Director General and the top level officers describing the processes used to comply with said functions.

Regarding evaluation and compensation areas; auditing; finance and planning, the Board has mechanisms to guarantee that decisions are adequately adopted in said areas.

The corporation has created the Auditing Committee and is in the process of creating (i) Executive Committee; (ii) Evaluation and Compensation Committee; and (iii) Finance and Planning Committee.

On the Operations complied by the Body for Evaluation and Compensation functions.		
28. Does the Intermediate body in charge of Evaluation and Compensation makes a review to determine if the conditions for hiring top level executives and probable severance payments conform to the deadline approved by the Board? (Principle 29).		/X

Comments: To date this is not appiicable to the corporation since it is a strictly controlling company that does not have employees.		
29. Are the structure and policies used to determine the packages for directors and officers revealed? (Principle 30).	/X	
Comments: To date, not applicable to the corporation since it is strictly a controlling company that does not have employees.		

3. Auditing Function

iv- On Auditing Function (See section iii, Principles 31,37, 38, 40)

In this section comments are made on how that Auditing function is complied with, describing the processes used in order to comply with these functions. Specifically it is required to describe how the Intermediate Body interacts with the Board, in relation with the corporation's accounting practices and the mechanisms that the corporation has to secure a good quality in the financing information.

The corporation is strictly a controlling company and finance and planning functions are carried out by the subsidiaries. The corporation has a service provider which is in charge of coordinating the auditing process between the external and internal auditors and the Examiner. Among the functions of said service provider are: (i) to recommend to the Board candidates as external corporation's auditors; (ii) to recommend to the Board hiring conditions and the scope of the professional powers of the external auditors; (iii) assist the Board of Directors in supervising compliance of auditing agreements; (iv) serve

as a liaison between the Board and the external auditors; and ensure the independence and objectivity of the latter; (v) to review the work program, letters containing comments and auditing reports and inform the Board of Directors of the results; (vi) to recommend to the Board the bases for preparing financial information; (vii) assist the Board by reviewing the financial information and its process for issue; (viii) to contribute in defining general diagrams for the internal control system and evaluate its effectiveness (ix) assist the Board in coordinating and evaluating annual internal auditing programs; (x) to coordinate the work of the internal and external auditors and the Examiner; and (xi) to verify that the necessary mechanisms are available in order to prove that the corporation complies with the various rules and regulations to which it is subject.

In the process for selecting the auditors, taken into account is both, the technical capacity of the auditors and their independence.

The corporation attempts to rotate the person in charge of issuing a certification on the financial statements.

The Board of Directors relies on the internal structures of the corporation's subsidiaries, consequently internal auditing constitutes a tool for managing the corporation and its subsidiaries which allows them to evaluate the financial information that is generated, and the effectiveness of internal controls. For these purposes, the subsidiaries have an internal auditing department which informs the Board of Directors of the accounting policies for preparing the financial information of the corporation and its subsidiaries.

On Selecting Auditors.	YES	NO
30. Does the income of the external auditor as well as that of any other reviewing body received by auditing the corporation, represents a percentage not higher than 20% of total income of the firm in charge of said activities? (Principle 32).	/X	
31. Is the partner who certifies the corporation change at least every 6 years? (Principle 33)	/X	
32. Is the person who signs the certification of the audits of the corporation's annual financial statements is someone other than the one who acts as the Examiner? (Principle 34).	/X	
33. Is the information contained in the Annual Report relative to the professional profile of the corporation's Examiner divulged? (Principle 35).		/X
On Financial Information	**YES**	**NO**
34. Does the corporation have an internal auditing department? (Principle 36)	/X	
35. Does the intermediate body in charge of performing Auditing submit the accounting policies for the approval of the Board? (Principle 37).	/X	
36. Does the intermediate body i charge of Auditing verifies if the intermediate public financial information is prepared in accordance with the same principles, criteria and practices as those with which the annual report will be ground up? (Principle 39)	/X	
On Internal Controls	**YES**	**NO**
37. Is there an internal control system? (Principle 41).	/X	
38. Are the general guidelines for the internal control system submitted to the Board for approval? (Principle 41).		/X

39. Does the intermediate body that is in charge of auditing evaluates and issue an opinion regarding the effectiveness of the internal control system? (Principle 42).	/X	
40. Do the external auditors validate the effectiveness of the internal control system and issue a report on said control? (Principle 43).	/X	
Review of Compliance with Rules and Regulations	**YES**	**NO**
41. Does the intermediate body in charge of Auditing verify that there are controls which allow for determining if the corporation complies with applicable provisions and reports periodically on such matters to the Board? (Principle 44).	/X	
42. Is a review of compliance with all applicable provisions carried out at least once a year? (Principle 44).	/X	
43. Is the Board of Directors informs periodically of the legal situation of the corporation? (Principle 45).	/X	

4. <u>Finance and Planning Function</u>

v- On Finance and Planning Function (See section IV, Principle 46)

In this section comments are made on how it complies with the Finance and Planning function, describing the processes used to comply with said functions. Specifically, in the description it should be exposed the interaction that the Intermediate Body has with the Board in order to support all of the decisions made.

The corporation's subsidiaries have a finance and management staff department which, has the following functions among others: (i) to evaluate and if applicable, suggest investment policies for the corporation and its subsidiaries proposed by general management, and at

a latter time submit them to the approval of the Board; (ii) to evaluate, and if applicable suggest finance policies (capital or debt) for the corporation and its subsidiaries proposes by general management, for submission at a latter time to the approval of the Board; (iii) to evaluate, and if applicable suggest general guidelines for determining strategic planning for the corporation and its subsidiaries; (iv) to issue an opinion on annual budget and proposed the opinion to the Board for its approval; (v) follow-up on the applications of the budget and of the strategic plan of the corporation and its subsidiaries; and (vi) to identify the risk factors to which the corporation and its subsidiaries are subject and evaluate policies for their management.

The Director of the Administration and Finance Area is in charge of presenting to the Board an evaluation of the viability of the main investments and finance transactions of the corporation and its subsidiaries.

The corporation's subsidiaries have investment and finance policies over the long term, which are defined by considering the strategic vision of the corporation's subsidiaries.

On the Operation of the intermediate Body in charge of Finance and Planning		
44. Does the Intermediate Body that is in charge of finance and planning issue an evaluation regarding the viability of main investments and finance transactions of the corporation? (Principle 47)		/X

Comments: This function is performed by the board of directors.		
45. Does the Intermediate Body that is in charge of Finance and Planning periodically evaluate the corporation's strategic position, in accordance with the stipulations of the strategic plan? (Principle 48)		/X
Comments: This function is performed by the board of directors.		
46. Does the Intermediate Body that is in charge of Finance and Planning supports the Board by overseeing the congruity of investment and financing policies with the corporation's strategic vision? (Principle 49)		/X
Comments: This function is performed by the board of directors.		
47. Does the Intermediate Body that is in charge of Finance and Planning supports the Board by reviewing the corporation's financial projections and ensuring their congruence with the corporation's strategic plan? (Principle 50).		/X
Comments: The Operation of the intermediate Body in charge of Finance and Planning is performed by the Board of Directors.		

Optional Question

vi- Optional Question

If one can count with corporate government practices additional to those recommended by the Code on Best Corporate Practices, in this section the options is given for the issuer to let them be known.
NOT APPLICABLE

1. SHAREHOLDERS RIGHTS

On Information and Agenda of shareholders meetings	YES	NO
1. Has the Meetings Agenda omitted the item referred to "Various Matters"? (Principle 51)	/X	
2. Did the corporation avoids grouping issues related to Various Items in a single point in the Agenda? (Principle 51).	/X	
3. Is all the information on each point of the Agenda for Shareholders Meetings available fifteen days in advance? (Principle 52).	/X	
4. Have the shareholders provided a format of some kind containing detailed information and possible voting alternatives on items contained in the Agenda so that they may issue instructions to their Attorneys-in-Fact? (Principle 52).		/X
Comments: Although as a general rule shareholders provide proxies with general voting powers rather than specific powers for each item if a shareholder wishes to have information regarding voting alternatives, the shareholder could communicate with the company in order to be provided with the foregoing.		
5. As part of the information delivered to the shareholder is a proposal regarding the composition of the Board of Directors included, accompanied by information on the professional profile of the nominees? (Principle 54).		/X
Comments: HAVE NOT BEEN REQUESTED		
Regarding Information and Communication between the Board and the shareholders	**YES**	**NO**
6. Does the Board include in its annual report to the meeting aspects relevant to the works of each Intermediate	/X	

Body and the names of the members of said Body? Principle 55)		
Comments: At the present time only the auditing committee has been created.		
7. Are the reports of each Intermediate Body presented to the Board available to the shareholders together with material for the meeting? (Principle 55)	/X	
Comments: At the present time only the auditing committee has been created		
8. Does the corporation has policies, mechanisms and persons responsible for informing shareholders and maintaining communication channels with the shareholders and potential investors? (Principle 56).	/X	

TRANSLATOR'S CERTIFICATE

I, MERCEDES PIZARRO SUAREZ, SWORN TRANSLATOR AND INTERPRETER, DULY AUTHORIZED BY THE FEDERAL JUDICATURE BOARD AND BY THE SUPERIOR COURT OF JUSTICE OF THE STATE OF MEXICO,

DO HEREBY CERTIFY

THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE ABOVE IS A TRUE AND CORRECT TRANSLATION OF THE DOCUMENT IN SPANISH LANGUAGE I HAD BEFORE ME.

MEXICO CITY, FEDERAL DISTRICT, ON THIS 6th. DAY OF OCTOBER, TWO THOUSAND AND THREE.

MERCEDES PIZARRO SUAREZ

Hidalgo N° 43 San Ángel, 01000 México D. F.
Tels: 5550 74 29 Tel-Fax 5550 4569
e-mail: mpizarro@avantel.net

CARSO GLOBAL TELECOM

CALL

Pursuant to a Resolution of the Board of Directors the shareholders of CARSO GLOBAL TELECOM, S.A. DE C.V., were called in the terms of Article 186 of the General Corporation Law to the Annual REGULAR Shareholders Meeting that will be held at the corporation's domicile located in the "Verónica" Auditorium, located at Av. Marina Nacional N° 365 corner of Bahía de Chachalacas, Mexico Federal District, at 12:15 p.m on April 29, 2002 pursuant to the following:

AGENDA

I. Presentation and, if applicable, approval of the report of the Board of Directors for the fiscal year ended on December 31, 2001, in the terms of Article 172 of the General Corporation Law, including the Financial Statements of the Corporation at that date, and the Examiners report and the report on the Corporation's Subsidiaries, which includes a proposal for the application of profits. Resolutions on the item and relevant measures.

II. Ratification, if applicable, of the performance of the Board of Directors for the 2001 fiscal year and designation or ratification, as applicable, of the persons who will form the Board of Directors of the corporation; and designation or ratification, as applicable of the Standing and Alternate as Examiners of the corporation; determination or remuneration to the members of the Board of Directors and Standing and Alternate Examiner. Resolutions on the foregoing.

III.

Report of the Board of Directors on corporation's policies as to the acquisition of corporation's shares, and if applicable; placement of said shares. Proposal and, if applicable, approval of the maximum amount of

fiscal year. And proposal and, if applicable approval of the general provisions relative to the acquisition of shares of the corporation. Resolutions on the foregoing.

Designation of delegates who have complied with the resolutions taken by this Meeting, and if applicable, to execute them as it is possible.

ATTENDANCE REQUIREMENTS

In order to be entitled to attend the Meeting, the shareholders shall deposit, at the offices of the Corporation located at Insurgentes Sur N° 3500, Inbursa Building, First Floor, Colonia Peña Pobre, Mexico 14060, Federal District (Telephone 5325-0505, Extensions 0309 or 0946), no later than the business day, prior to the holding of the Meeting, the share certificates or deposit receipts issued by an National or Foreign Financial Institution or by S.D. Indeval, S.A. de C.V. Institución para Depósito de Valores, as well as all other applicable legal or fiscal requirements. Against delivery of cited documents, an admission card will be issued to the shareholders, registered in the Register Share Registry book, which shall be presented in order to attend the Meeting. It is pointed out that brokerage firms and other depositary entities that deposits in S.D. Indeval, S.A. de C.V. Institución para Depósito de Valores that, in order to obtain said admission card, they shall present a list containing the name, domicile, nationality and number of shares of the shareholders they represent.

From the day of publication of this Call, the information and documents related to each one of the points established in the Agenda are available immediately and at no cost to the shareholders at the offices of the Secretary of the Board of Directors located at Boulevard Manuel Ávila

Camacho N° 24, 7th. Floor, Lomas de Chapultepec, 11000, Mexico Federal District, Telephone 5540-9225 (Business Hours: 10:00 A.M to 6:00 P.M on business days) Shareholders may be represented by an authorized Attorney-in-Fact or by a proxy in the terms of Article Eighteenth of the corporation's bylaws and Section Sixth Paragraph C of Article 14 bis 3 of the Securities Market Law. The persons who attend in representation of the shareholders, may evidence their capacity with:

Mexico D.F., April 29 2002.

TRANSLATOR'S CERTIFICATE

I, MERCEDES PIZARRO SUAREZ, SWORN TRANSLATOR AND INTERPRETER, DULY AUTHORIZED BY THE FEDERAL JUDICATURE BOARD AND BY THE SUPERIOR COURT OF JUSTICE OF THE STATE OF MEXICO,

DO HEREBY CERTIFY

THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE ABOVE IS A TRUE AND CORRECT TRANSLATION OF THE DOCUMENT IN SPANISH LANGUAGE I HAD BEFORE ME.

MEXICO CITY, FEDERAL DISTRICT, ON THIS 8th. DAY OF OCTOBER, TWO THOUSAND AND THREE.

MERCEDES PIZARRO SUAREZ

Hidalgo N° 43 San Ángel, 01000 México D. F.
Tels: 5550 74 29 Tel-Fax 5550 4569
e-mail: mpizarro@avantel.net

CALL

CARSO GLOBAL TELECOM

CALL

Pursuant to a Resolution of the Board of Directors the shareholders of CARSO GLOBAL TELECOM, S.A. DE C.V., were called in the terms of Article 186 of the General Corporation Law to the Annual REGULAR Shareholders Meeting that will be held at the corporation's domicile located in the "VERÓNICA" AUDITORIUM, LOCATED AT AV. MARINA NACIONAL Nº 365 CORNER OF BAHÍA DE CHACHALACAS, MEXICO FEDERAL DISTRICT, at 5:30 P.M. on April 29, 2002 pursuant to the following:

AGENDA

Presentation and, if applicable, approval of the report of the Board of Directors for the fiscal year ended on December 31, 2002, in the terms of Article 172 of the General Corporation Law, including the Financial Statements of the Corporation at said date, and the report of the Examiners, and of the Auditing Committee, and the report on the Corporation's Subsidiaries, which includes a proposal for the application of profits. Resolutions on the foregoing.

Ratification, if applicable, of the performance of the Board of Directors for the 2002 fiscal year and designation or ratification, as applicable, of the persons who will form the Board of Directors of the corporation; and designation or ratification, as the case may be, of the Standing and Alternate Examiners of the corporation; and determination of the respective remuneration. Resolutions on the foregoing.

Designation or ratification, as applicable, of the persons who will form the Committees of the corporation and determination of the respective remuneration. Resolutions on the foregoing.

Proposal and, if applicable, approval of the maximum amount of funds that may be allocated to purchase corporation's shares for the 2003

fiscal year. And proposal and, if applicable approval of the general provisions relative to the acquisition of shares of the corporation. Resolutions on the foregoing.

Designation of delegates who have complied with the resolutions taken by this Meeting, and if applicable, to execute them as it is possible.

ATTENDANCE REQUIREMENTS

In order to be entitled to attend the Meeting, the shareholders shall deposit, at the offices of the Corporation located at Insurgentes Sur N° 3500, Inbursa Building, First Floor, Colonia Peña Pobre, Mexico 14060, Federal District (Telephone 5325-0505, Extensions 0309 or 0946), no later than the business day, prior to the holding of the Meeting, the share certificates or deposit receipts issued by an National or Foreign Financial Institution or by S.D. Indeval, S.A. de C.V. Institución para Depósito de Valores, as well as all other applicable legal or fiscal requirements. Against delivery of cited documents, an admission card will be issued to the shareholders, registered in the Register Share Registry book, which shall be presented in order to attend the Meeting. It is pointed out that brokerage firms and other depositary entities that deposits in S.D. Indeval, S.A. de C.V. Institución para Depósito de Valores that, in order to obtain said admission card, they shall present a list containing the name, domicile, nationality and number of shares of the shareholders they represent.

From the day of publication of this Call, the information and documents related to each one of the points established in the Agenda are available immediately and at no cost to the shareholders at the offices of the Secretary of the Board of Directors located at Boulevard Manuel Ávila

Camacho N° 24, 7th. Floor, Lomas de Chapultepec, 11000, Mexico Federal District, Telephone 5540-9225 (Business Hours: 10:00 A.M to 6:00 P.M on business days) as well as at the Corporation's offices.

Shareholders may be represented by an authorized Attorney-in-Fact or by a proxy in the terms of Article Eighteenth of the corporation's bylaws

Mexico D.F., April 29 2002.

TRANSLATOR'S CERTIFICATE

I, MERCEDES PIZARRO SUAREZ, SWORN TRANSLATOR AND INTERPRETER, DULY AUTHORIZED BY THE FEDERAL JUDICATURE BOARD AND BY THE SUPERIOR COURT OF JUSTICE OF THE STATE OF MEXICO,

DO HEREBY CERTIFY

THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE ABOVE IS A TRUE AND CORRECT TRANSLATION OF THE DOCUMENT IN SPANISH LANGUAGE I HAD BEFORE ME.

MEXICO CITY, FEDERAL DISTRICT, ON THIS 9th. DAY OF OCTOBER, TWO THOUSAND AND THREE.

MERCEDES PIZARRO SUAREZ

Hidalgo N° 43 San Ángel, 01000 México D. F.
Tels: 5550 74 29 Tel-Fax 5550 4569
e-mail: mpizarro@avantel.net

CALL

CARSO GLOBAL TELECOM

CALL

Pursuant to a Resolution of the Board of Directors the shareholders of CARSO GLOBAL TELECOM, S.A. DE C.V., were called in the terms of Article 186 of the General Corporation Law to the Annual REGULAR Shareholders Meeting that will be held at the corporation's domicile located in the "Verónica" Auditorium, located at Av. Marina Nacional N° 365 corner of Bahía de Chachalacas, Mexico Federal District, at 12:15 p.m on April 29, 2002 pursuant to the following:

AGENDA

I. Presentation and, if applicable, approval of the report of the Board of Directors for the fiscal year ended on December 31, 2001, in the terms of Article 172 of the General Corporation Law, including the Financial Statements of the Corporation at that date, and the Examiners report and the report on the Corporation's Subsidiaries, which includes a proposal for the application of profits. Resolutions on the item and relevant measures.

II. Ratification, if applicable, of the performance of the Board of Directors for the 2001 fiscal year and designation or ratification, as applicable, of the persons who will form the Board of Directors of the corporation; and designation or ratification, as applicable of the Standing and Alternate as Examiners of the corporation; determination or remuneration to the members of the Board of Directors and Standing and Alternate Examiner. Resolutions on the foregoing.

III.

Report of the Board of Directors on corporation's policies as to the acquisition of corporation's shares, and if applicable; placement of said shares. Proposal and, if applicable, approval of the maximum amount of

shares. Proposal and, if applicable, approval of the maximum amount of funds that may be allocated to purchase corporation's shares for 2002 fiscal year. Resolutions on the foregoing.

IV.

Designation of delegates who have complied with the resolutions taken by this Meeting, and if applicable, to execute them as it is possible.

ATTENDANCE REQUIREMENTS

In order to be entitled to attend the Meeting, the shareholders shall deposit, at the offices of the Corporation located at Insurgentes Sur N° 3500, Inbursa Building, First Floor, Colonia Peña Pobre, Mexico 14060, Federal District (Telephone 5325-0505, Extensions 0309 or 0946), no later than the business day, prior to the holding of the Meeting, the share certificates or deposit receipts issued by an National or Foreign Financial Institution or by S.D. Indeval, S.A. de C.V. Institución para Depósito de Valores, as well as all other applicable legal or fiscal requirements. Against delivery of cited documents, an admission card will be issued to the shareholders, registered in the Register Share Registry book, which shall be presented in order to attend the Meeting. It is pointed out that brokerage firms and other depositary entities that deposits in S.D. Indeval, S.A. de C.V. Institución para Depósito de Valores that, in order to obtain said admission card, they shall present a list containing the name, domicile, nationality and number of shares of the shareholders they represent.

From the day of publication of this Call, the information and documents related to each one of the points established in the Agenda are available

immediately and at no cost to the shareholders at the offices of the Secretary of the Board of Directors located at Boulevard Manuel Ávila Camacho N° 24, 7th. Floor, Lomas de Chapultepec, 11000, Mexico Federal District, Telephone 5540-9225 (Business Hours: 10:00 A.M to 6:00 P.M on business days) Shareholders may be represented by an authorized Attorney-in-Fact or by a proxy in the terms of Article Eighteenth of the corporation's bylaws and Section Sixth Paragraph C of Article 14 bis 3 of the Securities Market Law. The persons who attend in representation of the shareholders, may evidence their capacity with:

Mexico D.F., April 29 2002.

TRANSLATOR'S CERTIFICATE

I, MERCEDES PIZARRO SUAREZ, SWORN TRANSLATOR AND INTERPRETER, DULY AUTHORIZED BY THE FEDERAL JUDICATURE BOARD AND BY THE SUPERIOR COURT OF JUSTICE OF THE STATE OF MEXICO,

DO HEREBY CERTIFY

THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE ABOVE IS A TRUE AND CORRECT TRANSLATION OF THE DOCUMENT IN SPANISH LANGUAGE I HAD BEFORE ME.

MEXICO CITY, FEDERAL DISTRICT, ON THIS 8th. DAY OF OCTOBER, TWO THOUSAND AND THREE.

MERCEDES PIZARRO SUAREZ
Hidalgo N° 43 San Ángel, 01000 México D. F.
Tels: 5550 74 29 Tel-Fax 5550 4569
e-mail: mpizarro@avantel.net

CALL

RELEVANT EVENT

PLACE AND DATE

MEXICO, D.F. April 4, 2002

CORPORATE NAME

CARSO GLOBAL TELECOM, S.A. DE C.V.

QUOTATION CODE

TELECOM

RE:

AS A RESULT OF ITS SPLIT RESOLVED ON NOVEMBER 30, 2001, PUBLISHED ON A PAGE OF THE BMV, INFORMATIVE BULLETIN OF AMERICA TELECOM AND REPORTS THAT THE DISTRIBUTION OF SHARES IS STANDING.

RELEVANT EVENT

Carso Global Telecom, S. A. de C.V. reports that pursuant to its split resolved by the Shareholders Meeting held on November 30, 2001, by virtue of which América Telecom S.A. de C. V. was created, now available to the public investor on the page of the Bolsa Mexicana de Valores, S.A. de C.V. www.bmv.com.mx>http//www.bmv.com.mx, is a draft of the Informative Bulletin relative to América Telecom, S.A. de C.V. as referred to in Article 14 Bis 1 of the Securities Market Law. Also notified is the fact that the final distribution of shares of América Telecom, S.A. de C.V., is pending and will be carried out in the near future.

RELEVANT EVENT

Carso Global Telecom, S. A. de C.V. reports that as a result of its split resolved by the November 30, 2001 Shareholders Meeting, by virtue of which América Telecom, S.A. de C.V was created, now available on the page of the Bolsa Mexicana de Valores, S.A. de C.V. www.bmv.com.mx, is a draft of the Informative Bulletin relative to América Telecom, S.A. de C.V. as referred to in Article 14 Bis 1 of the Securities Market Law. It further reports that the final distribution of shares of América Telecom, S.A. de C.V., is pending and will be carried out in the near future.

RELEVANT EVENT

PLACE AND DATE

MEXICO, D.F. May 02, 2002

CORPORATE NAME

CARSO GLOBAL TELECOM, S.A. DE C.V.

QUOTATION CODE

TELECOM

RE:

CORRECTION OF PREVIOUS RELEVANT EVENT REGARDING REPORT OF OUTSTANDING SHARES OF CARSO GLOBAL TELECOM AND AMÉRICA TELECOM.

RELEVANT EVENT

Carso Global Telecom, S.A de C.V., reports that the number of outstanding shares of this Issuer is up to date is 3,757,265,966 shares, and of América Telecom, S.A. de C.V as of today is 3,757,265,966 outstanding shares.

FOREIGN MARKET:

RELEVANT EVENT

PLACE AND DATE

MEXICO, D.F. May 02, 2002

CORPORATE NAME

CARSO GLOBAL TELECOM, S.A. DE C.V.

QUOTATION CODE

TELECOM

RE:

Reports that, as a result of its split, the shares began to be quoted on the Bolsa Mexicana de Valores.

RELEVANT EVENT

RELEVANT EVENT: Mexico, Federal District, May 2, 2002, Carso Global Telecom, S.A. de C.V. ("Telecom") (BMV "Telecom") reports that as a result of this split on this day, the shares representing the capital stock of América Telecom, S.A. de C.V. ("América Telecom") (BMV "AMTEL") began to be quoted on the Bolsa Mexicana de Valores, S.A. de C.V. The foregoing concluded the split process consisting of the separation of all the shares issued by América Móvil, which Telecom hold. It is available to the public on the Internet site of the Bolsa Mexicana de Valores, S. A. de C.V. (www.bmv.com.mx) which is the Informative Bulletin of América Telecom.

FOREIGN MARKET